1 Pembina Pipeline Corporation Second Quarter 2020

Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated August 6, 2020, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 ("Interim Financial Statements") as well as Pembina's consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2019. All financial information has been prepared in accordance with IAS 34 Interim Financial Reporting and is expressed in Canadian dollars unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has identified certain operating and financial performance measures that management believes provide meaningful information in assessing Pembina's underlying performance. Readers are cautioned that these measures do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures presented by other entities. Refer to the "Non-GAAP Measures" section of this MD&A for a list and description, including reconciliations to the most directly comparable GAAP measure, of such non-GAAP measures.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Annual Information Form ("AIF") for the year ended December 31, 2019 and have been updated in the "Risk Factors" section of this MD&A as necessary. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.

Pembina Pipeline Corporation Second Quarter 2020 2

1. ABOUT PEMBINA
Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the WCSB and the other basins where Pembina operates can reach the highest value markets throughout the world.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets;

•	Customers choose us first for reliable and value-added services;

•	Investors receive sustainable industry-leading total returns;

•	Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.
Ongoing Impact of the COVID-19 Pandemic
During March 2020, the World Health Organization declared the global outbreak of a novel coronavirus ("COVID-19") a pandemic. In response, many governments imposed restrictions on movement and businesses, resulting in a significant slowdown of the global economy. While these restrictions have been relaxed in certain jurisdictions, a resurgence of virus cases in certain geographic areas and the risk that this could occur in other areas, has caused certain governments to re-impose restrictions, which creates uncertainty as to the extent and duration of the economic slowdown. The economic slowdown has led to significant operational disruption of businesses and its workforce, a significant increase in economic uncertainty and a decrease in demand for crude oil, natural gas, NGL and other commodities.
Pembina's greatest assets are its people and the relationships with its customers, investors and the communities in which it has a presence. Pembina will continue to keep its employees and stakeholders top of mind and supported while navigating through these events. Pembina will adjust its response as needed and will continue to base decisions on recommendations from public health experts, ongoing evaluation of global energy prices and the impact on Pembina and its customers' businesses.
The impacts of the COVID-19 pandemic have been assessed throughout this document and, where material, additional disclosure has been provided to indicate the potential impacts it may have on Pembina and its results of operations.

3 Pembina Pipeline Corporation Second Quarter 2020

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Revenue	1,268	1,808	(540)	(30)
Net revenue(1)	776	758	18	2
Gross profit	455	629	(174)	(28)
Earnings	253	664	(411)	(62)
Earnings per common share – basic (dollars)	0.39	1.23	(0.84)	(68)
Earnings per common share – diluted (dollars)	0.39	1.23	(0.84)	(68)
Cash flow from operating activities	642	661	(19)	(3)
Cash flow from operating activities per common share – basic (dollars)(1)	1.17	1.29	(0.12)	(9)
Adjusted cash flow from operating activities(1)	586	550	36	7
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.07	1.08	(0.01)	(1)
Capital expenditures	211	434	(223)	(51)
Adjusted EBITDA(1)	789	765	24	3
Total volume (mboe/d)(2)	3,427	3,384	43	1
Bridge Analysis of Earnings ($ millions)
Results Overview
Earnings in the second quarter of 2020 were positively impacted by higher gross profit in Pipelines and consistent gross profit in Facilities, as the contribution from additional assets following the Kinder Acquisition offset weaker global energy demand resulting from the ongoing COVID-19 pandemic. Marketing & New Ventures was impacted by lower margins on crude oil and NGL sales during the quarter as a result of reduced crude activities due to market conditions in addition to lower frac spreads impacting NGL margins. Additionally, Marketing & New Ventures recognized higher unrealized losses on commodity-related derivatives, due to contracts maturing and increasing forward prices for crude oil and NGL compared to contract positions, and a lower contribution from Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential. Deferred taxes increased as the enactment of Alberta's Bill 3 in June 2019, which reduced the Alberta corporate income tax rate from 12 to 8 percent, resulted in a large deferred tax recovery during the second quarter of 2019. General & administrative and other expense decreased due to the recognition of other income associated with the Canadian Emergency Wage Subsidy ("CEWS"), combined with lower incentive costs due to a decrease in Pembina's share price compared to the prior period.

Pembina Pipeline Corporation Second Quarter 2020 4

Changes in Results for the Three Months Ended June 30
Revenue	▼
$540 million decrease, consisting of a $649 million decrease ($85 million decrease net of cost of goods sold) in Marketing & New Ventures, partially offset by a $85 million increase in Pipelines and a $14 million increase in Facilities. The decrease was largely due to weaker global energy demand during the second quarter of 2020, as a result of the ongoing COVID-19 pandemic, resulting in decreased prices for crude oil and NGL, combined with lower marketed NGL volumes. Market conditions compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins. These decreases in revenue were partially offset by revenue from the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition.

Cost of goods sold	▲	$558 million decrease, due to lower crude oil and NGL prices, discussed above, combined with lower marketed NGL volumes during the second quarter of 2020.
Operating expenses	▼
$20 million increase, largely due to higher labour and property taxes driven by growth in Pembina's business following the Kinder Acquisition, partially offset by lower power costs due to a lower average power pool price during the second quarter of 2020.

Share of profit from equity accounted investees	▼
$32 million decrease, largely due to lower NGL margins and the the narrower AECO-Chicago natural gas price differential, resulting in a lower contribution from Aux Sable and lower interruptible volumes on the Alliance Pipeline.

Realized gain on commodity-related derivatives	▲	$35 million increase, due to lower market prices creating a gain for crude and NGL-based derivatives settled during the period.
Unrealized loss (gain) on commodity-related derivatives	▼
$116 million negative variance primarily due to contracts maturing in the period, combined with the recovery in the forward price of crude oil and NGL which drove the associated derivative contracts into a loss position.

General & administrative and other expense	▲
$38 million decrease, largely due to $28 million in other income associated with the CEWS, combined with lower incentive costs following the decline in global equity markets which impacted Pembina's share price.

Net finance costs	▲
$6 million decrease, primarily driven by a $24 million increase in gains on non-commodity related derivative financial instruments, as the value of the Canadian dollar relative to the U.S. dollar increased during the second quarter of 2020, partially offset by higher interest expense associated with higher average debt levels and interest expense associated with leases.

Current tax expense	▼
$11 million increase, as taxable income generated from the the assets acquired in the Kinder Acquisition and tax impact of the CEWS was partially offset by decreased taxable income from other Pembina entities.

Deferred tax expense	▼
$270 million increase, largely due to the enactment of Bill 3 in June of 2019, which reduced the Alberta corporate tax rate from 12 to 8 percent and resulted in a large deferred tax recovery, partially offset by the utilization of non-capital losses in 2019.

Earnings	▼	$411 million decrease, due to the items noted above.
Cash flow from operating activities	▼
$19 million decrease, primarily driven by the $78 million change in non-cash working capital, $24 million decrease in distributions from equity accounted investees and $21 million increase in net interest paid, partially offset by the increase in operating results after adjusting for non-cash items, $34 million increase in payments that were received and deferred and $14 million decrease in taxes paid, as tax installments were deferred until the third quarter of 2020 as a result of the COIVD-19 pandemic.

Adjusted cash flow from operating activities(1)	▲
$36 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, net of the $78 million change in non-cash working capital and higher current tax expense.

Adjusted EBITDA(1)	▲
$24 million increase, largely due to the $107 million contribution from the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition, combined with the realized gain on commodity-related derivatives, discussed above, partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of lower commodity prices and frac spreads during the second quarter of 2020, and lower contribution from Alliance due to lower interruptible volumes and Aux Sable due largely to lower NGL margins. Included in adjusted EBITDA is $168 million (2019: $200 million) related to equity accounted investees.

Total volume (mboe/d)(2)	▲
43 mboe/d increase, due to the larger asset base following the Kinder Acquisition, combined with higher supply volumes at the Redwater Complex, partially offset by lower interruptible volumes due to lower crude oil and NGL demand and a narrower AECO-Chicago natural gas price differential. Revenue volumes include 355 mboe/d (2019: 345 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.

(1)	Refer to the "Non-GAAP Measures" section.

(2)
Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.

5 Pembina Pipeline Corporation Second Quarter 2020

Consolidated Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Revenue	2,939	3,776	(837)	(22)
Net revenue(1)	1,641	1,532	109	7
Gross profit	1,183	1,217	(34)	(3)
Earnings	567	977	(410)	(42)
Earnings per common share – basic (dollars)	0.89	1.79	(0.90)	(50)
Earnings per common share – diluted (dollars)	0.89	1.78	(0.89)	(50)
Cash flow from operating activities	1,052	1,269	(217)	(17)
Cash flow from operating activities per common share – basic (dollars)(1)	1.91	2.49	(0.58)	(23)
Adjusted cash flow from operating activities(1)	1,162	1,128	34	3
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	2.11	2.21	(0.10)	(5)
Capital expenditures	694	795	(101)	(13)
Adjusted EBITDA(1)	1,619	1,538	81	5
Total volume (mboe/d)(2)	3,468	3,395	73	2
Bridge Analysis of Earnings ($ millions)
Results Overview
Earnings for the six months ended June 30, 2020 were positively impacted by higher gross profit in both Pipelines and Facilities primarily as a result of the additional assets acquired in the Kinder Acquisition. Offsetting the results from Pipelines and Facilities, Marketing & New Ventures was negatively impacted by lower margins on crude oil and NGL sales and lower marketed NGL volumes, combined with a lower contribution from Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential, partially offset by realized and unrealized gains on commodity-related derivatives due to the lower pricing environment. Deferred taxes increased as the enactment of Alberta's Bill 3 in June 2019, which reduced the Alberta corporate income tax rate from 12 to 8 percent, resulted in a large deferred tax recovery during the second quarter of 2019. General & administrative and other expense decreased due to the recognition of other income associated with the CEWS and lower incentive costs.

Pembina Pipeline Corporation Second Quarter 2020 6

Changes in Results for the Six Months Ended June 30
Revenue	▼
$837 million decrease, consisting of a $1.1 billion decrease ($176 million decrease net of cost of goods sold) in Marketing & New Ventures, partially offset by a $232 million increase in Pipelines and a $46 million increase in Facilities. The decrease was primarily due to weaker global energy demand during the first six months of 2020 as a result of the ongoing COVID-19 pandemic and the resulting decrease in market prices for crude oil and NGL, combined with lower marketed NGL volumes. Market conditions compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins. These lower margins, combined with a $33 million arbitration award payment received during the first quarter of 2019, were partially offset by revenue from the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition.

Cost of goods sold	▲	$946 million decrease, due to lower crude oil and NGL prices, combined with lower marketed NGL volumes.
Operating expenses	▼
$59 million increase, largely due to higher labour costs and repairs and maintenance as a result of the larger asset base following the Kinder Acquisition, partially offset by lower power costs due to a lower average power pool price during the first six months of 2020.

Share of profit from equity accounted investees	▼
$45 million decrease, largely due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, resulting in lower interruptible volumes on the Alliance Pipeline and lower contribution from Aux Sable.

Realized gain on commodity-related derivatives	▲	$33 million increase, due to lower market prices in the period creating a gain for crude and NGL-based derivatives settled.
Unrealized (gain) loss on commodity-related derivatives	▲	$38 million positive variance primarily due to contract prices of crude oil and NGL that remain below market prices.
General & administrative and other expense	▲
$37 million decrease, largely due to lower incentive costs, driven by the decline in global equity markets which impacted Pembina's share price, combined with other income associated with the CEWS, which were partially offset by project write-downs and acquisition related costs.

Net finance costs	▼
$124 million increase, primarily driven by a $78 million increase in foreign exchange losses on U.S. dollar debt and non-commodity related derivative financial instruments as the value of the Canadian dollar relative to the U.S. dollar was lower during the first six months of 2020, combined with additional interest expense associated with higher average debt levels and increased interest expense related to leases.

Current tax expense	▼
$11 million increase, as taxable income generated from the assets acquired in the Kinder Acquisition and tax impact of the CEWS was partially offset by decreased taxable income from other Pembina entities.

Deferred tax recovery	▼
$278 million increase, largely due to the enactment of Alberta's Bill 3 in June of 2019, which reduced the Alberta corporate tax rate from 12 to 8 percent and resulted in a large deferred tax recovery, partially offset by the utilization of non-capital losses in 2019.

Earnings	▼	$410 million decrease, compared to 2019, driven by the items noted above.
Cash flow from operating activities	▼
$217 million decrease, primarily driven by the $150 million change in non-cash working capital, $101 million increase in taxes paid as the final payment of 2019 taxes was made, $71 million decrease in distributions from equity accounted investees and $39 million increase in net interest paid, partially offset by the increase in operating results after adjusting for non-cash items and $48 million increase in payments that were received and deferred.

Adjusted cash flow from operating activities(1)	▲
$34 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, net of the $150 million change in non-cash working capital, $100 million increase in taxes paid and $38 million lower accrued share-based payments, partially offset by the $20 million increase in preferred share dividends following the Kinder Acquisition.

Adjusted EBITDA(1)	▲
$81 million increase, due to the $207 million contribution from the Cochin Pipeline, Edmonton Terminals and Vancouver Wharves acquired in the Kinder Acquisition and Redwater Co-generation facility going into service and realized gain on commodity related derivatives, discussed above, partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of lower demand for crude oil and NGL during the first six months of 2020 as a result of the COVID-19 pandemic, and lower contribution from Aux Sable due to lower NGL margins and Alliance due to the narrower AECO-Chicago natural gas price differential. Included in adjusted EBITDA is $347 million (2019: $420 million) related to equity accounted investees.

Total volume (mboe/d)(2)	▲
73 mboe/d increase due to the contributions from the assets acquired in the the Kinder Acquisition, partially offset by lower interruptible volumes due to lower demand for crude oil and NGL and a narrower AECO-Chicago natural gas price differential. Revenue volumes include 348 mboe/d (2019: 357 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.

(1)	Refer to the "Non-GAAP Measures" section.

(2)
Total revenue volumes. See the "Abbreviations" section for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.

7 Pembina Pipeline Corporation Second Quarter 2020

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The division includes pipeline transportation capacity of approximately 3.1 mmboe/d(1) and above ground storage of approximately 11 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crudes, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic oil produced within Alberta to the Edmonton area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply product from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, Illinois and California, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6(2) bcf/d for its customers. Virtually all of the condensate and NGL extracted through Canadian-based facilities are transported by Pembina's Pipelines Division. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 326 mbpd(2) of NGL fractionation, 21 mmbbls(1) of cavern storage and associated pipeline and rail terminalling facilities and the Company is currently constructing a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. The Marketing & New Ventures Division includes an integrated PDH/PP Facility being developed by Pembina's joint venture, CKPC and the proposed Jordan Cove LNG project.

(1)	Net capacity; excludes projects under development.

(2)	Net capacity. Includes Aux Sable capacity. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.

Pembina Pipeline Corporation Second Quarter 2020 8

Financial and Operational Overview by Division

	3 Months Ended June 30						6 Months Ended June 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,555	376	540	2,518	360	472	2,592	772	1,090	2,514	700	929
Facilities	872	163	250	866	167	236	876	337	506	881	325	468
Marketing & New Ventures(3)	—	(85)	29	—	100	97	—	72	84	—	193	218
Corporate	—	1	(30)	—	2	(40)	—	2	(61)	—	(1)	(77)
Total	3,427	455	789	3,384	629	765	3,468	1,183	1,619	3,395	1,217	1,538

(1)
Pipelines and Facilities are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.

9 Pembina Pipeline Corporation Second Quarter 2020

Pipelines
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Conventional revenue(1)	303	319	(16)	(5)
Transmission revenue(1)	104	39	65	167
Oil Sands revenue(1)	121	85	36	42
Pipelines revenue(1)	528	443	85	19
Operating expenses(1)	107	92	15	16
Share of profit from equity accounted investees	57	67	(10)	(15)
Depreciation and amortization included in operations	102	58	44	76
Gross profit	376	360	16	4
Adjusted EBITDA(2)	540	472	68	14
Volumes (mboe/d)(3)	2,555	2,518	37	1
Distributions from equity accounted investees	87	100	(13)	(13)

Change in Results
Conventional revenue(1)	▼
Decrease due to lower interruptible revenue volumes on the Peace Pipeline system and Drayton Valley Pipeline as a result of the ongoing COVID-19 pandemic which has reduced global energy demand, partially offset by Phase VI coming into service during June 2020.

Transmission revenue(1)	▲	Increase largely due to the contribution from the Cochin Pipeline following the Kinder Acquisition.
Oil Sands revenue(1)	▲
Increase primarily due to the contribution from the Edmonton Terminals following the Kinder Acquisition, partially offset by the recognition of $22 million in deferred variable revenue in the second quarter of 2019.

Operating expenses(1)	▼
Increase primarily due to the additional operating expenses associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by lower power costs due to a lower average power pool price during the second quarter of 2020.

Share of profit from equity accounted investees	▼	Decrease largely due to lower interruptible volumes on the Alliance Pipeline, driven by a narrower AECO-Chicago natural gas price differential.
Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base as a result of the addition of the assets acquired in the Kinder Acquisition.
Distributions from equity accounted investees	▼
$87 million consists of $57 million (2019: $69 million) from Alliance and $30 million (2019: $30 million) from Ruby. The decrease in distributions from Alliance is largely due to the same factors impacting share of profit from equity accounted investees noted above.

Volumes (mboe/d)(3)	▲
Increase primarily due to the contribution from the Cochin Pipeline following the Kinder Acquisition, combined with higher temporary interruptible volumes on Ruby, partially offset by lower interruptible volumes discussed in the revenue sections above. Revenue volumes include 126 mboe/d (2019: 141 mboe/d) related to Alliance and 116 mboe/d (2019: 89 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▲
$68 million increase due to higher revenue associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by lower conventional revenue, increased operating expenses associated with the larger asset base and lower contribution from Alliance due to the narrower AECO-Chicago natural gas price differential. Included in adjusted EBITDA is $69 million (2019: $81 million) related to Alliance and $49 million (2019: $48 million) related to Ruby.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See Note 12 of the Interim Financial Statements.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Revenue volumes. See the "Abbreviations" section for definition.

Pembina Pipeline Corporation Second Quarter 2020 10

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Conventional revenue(1)	628	633	(5)	(1)
Transmission revenue(1)	222	79	143	181
Oil Sands revenue(1)	241	147	94	64
Total revenue(1)	1,091	859	232	27
Operating expenses(1)	233	190	43	23
Share of profit from equity accounted investees	115	146	(31)	(21)
Depreciation and amortization included in operations	201	115	86	75
Gross profit	772	700	72	10
Adjusted EBITDA(2)	1,090	929	161	17
Volumes (mboe/d)(3)	2,592	2,514	78	3
Distributions from equity accounted investees	175	211	(36)	(17)

Change in Results
Conventional revenue(1)	●
Consistent with the prior period, as lower interruptible revenue volumes on the Drayton Valley Pipeline due to the ongoing COVID-19 pandemic which has reduced global energy demand, were largely offset by Phase VI coming into service during June 2020 and higher revenue volumes during the first quarter of 2020.

Transmission revenue(1)	▲
Increase largely due to the contribution from the Cochin Pipeline, higher operating expense recoveries and the return to normal operations on the Vantage Pipeline following a third-party force majeure in 2019.

Oil Sands revenue(1)	▲
Increase primarily due to contribution from the Edmonton Terminals following the Kinder Acquisition, partially offset by the recognition of $22 million in deferred variable revenue in the second quarter of 2019.

Operating expenses(1)	▼
Increase primarily due to the additional operating expenses associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by lower power costs due to a lower average power pool price during the second quarter of 2020.

Share of profit from equity accounted investees	▼
Decrease largely due to lower interruptible volumes on the Alliance Pipeline, driven by a narrower AECO-Chicago natural gas price differential, partially offset by favourable foreign exchange rate impacts.

Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base, as a result of the assets acquired in the Kinder Acquisition.
Distributions from equity accounted investees	▼
$175 million consists of $113 million (2019: $150 million) from Alliance and $62 million (2019: $60 million) from Ruby. The decrease in distributions from Alliance is largely due to the same factors impacting share of profit from equity accounted investees noted above.

Volumes (mboe/d)(3)	▲
Increase primarily due to the contribution from the Cochin Pipeline following the Kinder Acquisition, combined with temporary interruptible volumes on Ruby, partially offset by lower interruptible volumes on the Drayton Valley Pipeline and the Alliance Pipeline, discussed above. Revenue volumes include 127 mboe/d (2019: 145 mboe/d) related to Alliance and 101 mboe/d (2019: 89 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▲
$161 million increase due to higher revenue associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by increased operating expenses associated with the larger asset base and lower contribution from Alliance, due to the narrower AECO-Chicago natural gas price differential. Included in adjusted EBITDA is $140 million (2019: $176 million) related to Alliance and $98 million (2019: $101 million) related to Ruby.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See Note 12 of the Interim Financial Statements.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Revenue volumes. See the "Abbreviations" section for definition.

11 Pembina Pipeline Corporation Second Quarter 2020

Operational Overview

	3 Months Ended June 30						6 Months Ended June 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines
Conventional	834	208	249	895	217	252	868	422	507	888	425	492
Transmission	668	107	198	558	89	160	668	231	413	561	194	343
Oil Sands	1,053	61	93	1,065	54	60	1,056	119	170	1,065	81	94
Total	2,555	376	540	2,518	360	472	2,592	772	1,090	2,514	700	929

(1)	Revenue volumes in mboe/d. See the "Abbreviations" section for definition.

(2)	Refer to the "Non-GAAP Measures" section.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service and impact Pipelines results.

Significant Projects	In-service Date
Phase VI Peace Pipeline Expansion	June 2020
Wapiti Condensate Lateral	March 2020
NEBC Montney Infrastructure	February 2020
The following outlines the projects and new developments within Pipelines:
Pacific Gas and Electric Company ("PG&E"), the largest shipper on Ruby, emerged from bankruptcy in early July after filing for Chapter 11 in late January 2019. PG&E's contracts on Ruby have been affirmed with certain mutually beneficial amendments.
As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer some of its previously announced expansion projects:

Phase VII Peace Pipeline Expansion	Status: Deferred
This expansion is expected to add approximately 240 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the pipelines downstream of Fox Creek. Included in the expansion is a 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta.

The carrying value of the project at June 30, 2020 was $301 million.

Phase VIII Peace Pipeline Expansion	Status: Deferred
This expansion will include 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek.
The carrying value of the project at June 30, 2020 was $35 million.

Phase IX Peace Pipeline Expansion	Status: Deferred
This expansion currently will include 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines.

The carrying value of the project at June 30, 2020 was $3 million.

(1)
For further details on Pembina's significant assets, including definitions, refer to Pembina's AIF for the year ended December 31, 2019 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Pembina Pipeline Corporation Second Quarter 2020 12

Facilities
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Gas Services net revenue(1)(2)	136	140	(4)	(3)
NGL Services net revenue(1)(2)	152	134	18	13
Facilities net revenue(1)(2)	288	274	14	5
Operating expenses(1)	86	82	4	5
Share of profit from equity accounted investees	14	12	2	17
Unrealized loss on commodity-related derivative financial instruments	2	—	2	100
Depreciation and amortization included in operations	51	37	14	38
Gross profit	163	167	(4)	(2)
Adjusted EBITDA(2)	250	236	14	6
Volumes (mboe/d)(3)	872	866	6	1
Distributions from equity accounted investees	27	23	4	17

Changes in Results
Gas Services net revenue(1)(2)	●
Consistent with the prior period as increased revenue associated with Duvernay II being placed into service was largely offset by lower revenues at Resthaven and the Cutbank Complex due to lower capital fees.

NGL Services net revenue(1)(2)	▲	Increase primarily due to additional revenues from the Vancouver Wharves following the Kinder Acquisition.
Operating expenses(1)	●
Consistent with prior period, as increased operating expenses associated with the Vancouver Wharves, following the Kinder Acquisition, combined with Duvernay II and Duvernay Sour Treatment Facilities going into service, were largely offset by lower power costs due to a lower average power pool price during the second quarter of 2020.

Share of profit from equity accounted investees	●	Consistent with the prior period.
Depreciation and amortization included in operations	▼	Increase in depreciation due to the larger asset base as a result of the assets acquired in the Kinder Acquisition, combined with Duvernay II and Duvernay Sour Treatment Facilities going into service.
Distributions from equity accounted investees	●	$27 million consists of $26 million (2019: $23 million) from Veresen Midstream and $1 million (2019: $nil) from Fort Corp.
Volumes (mboe/d)(3)	▲
Increase due to higher supply volumes at the Redwater Complex and revenue volumes associated with Duvernay II, partially offset by the temporary shut-in of the Saskatchewan Ethane Extraction Plant due to low commodity prices, combined with lower volumes at the Younger facility due to increased competition from a competitor pipeline that was placed into service. Revenue volumes include 81 mboe/d (2019: 86 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(2)	▲
$14 million increase primarily due to additional revenue from the Vancouver Wharves following the Kinder Acquisition and Duvernay II being placed into service, combined with lower long-term incentive costs, partially offset by higher operating expenses related to the Vancouver Wharves, Duvernay II and Duvernay Sour Treatment Facilities. Included in adjusted EBITDA is $45 million (2019: $43 million) related to Veresen Midstream.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See Note 12 of the Interim Financial Statements.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Revenue volumes. See the "Abbreviations" section for definition.

13 Pembina Pipeline Corporation Second Quarter 2020

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Gas Services net revenue(1)(2)	279	285	(6)	(2)
NGL Services net revenue(1)(2)	311	259	52	20
Facilities net revenue(1)(2)	590	544	46	8
Operating expenses(1)	182	167	15	9
Share of profit from equity accounted investees	30	24	6	25
Unrealized gain on commodity-related derivative financial instruments	(3)	—	(3)	100
Depreciation and amortization included in operations	104	76	28	37
Gross profit	337	325	12	4
Adjusted EBITDA(2)	506	468	38	8
Volumes (mboe/d)(3)	876	881	(5)	(1)
Distributions from equity accounted investees	51	56	(5)	(9)

Changes in Results
Gas Services net revenue(1)(2)	●
Consistent with the prior period as increased revenue associated with Duvernay II being placed into service, was largely offset by lower revenue volumes at Resthaven and the Cutbank Complex due to lower capital fees, combined with the lower operating expenses, which are flow through, at the Empress facility.

NGL Services net revenue(1)(2)	▲	Increase primarily due to additional revenues from the Vancouver Wharves following the Kinder Acquisition, combined with the Redwater Co-generation Facility going into service in March 2019.
Operating expenses(1)	▼
Increase largely due to the addition of the Vancouver Wharves following the Kinder Acquisition, combined with Duvernay II and Duvernay Sour Treatment Facilities going into service, partially offset by lower power costs at various facilities due to a lower average power pool price during the first six months of 2020.

Share of profit from equity accounted investees	●	Consistent with the prior period.
Depreciation and amortization included in operations	▼
Increase in depreciation due to the larger asset base as a result of the addition of the assets acquired in the Kinder Acquisition, combined with Duvernay II and Duvernay Sour Treatment Facilities going into service.

Distributions from equity accounted investees	●	$51 million consists of $49 million (2019: $53 million) from Veresen Midstream and $2 million (2019: $3 million) from Fort Corp.
Volumes (mboe/d)(3)	●
Consistent with the prior period as lower revenue volumes at the Saturn Complex, Cutbank Complex and Veresen Midstream, as a result of low commodity prices, were largely offset by revenue volumes associated with Duvernay II being placed into service. Revenue volumes include 83 mboe/d (2019: 89 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(2)	▲
$38 million increase primarily due to additional revenue from the Vancouver Wharves and the Redwater Co-generation facility, combined with lower general & administrative expense, as a result of lower long-term incentive costs, partially offset by additional operating expenses related to the Vancouver Wharves. Included in adjusted EBITDA is $91 million (2019: $92 million) related to Veresen Midstream.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See Note 12 of the Interim Financial Statements.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Revenue volumes. See the "Abbreviations" section for definition.

Pembina Pipeline Corporation Second Quarter 2020 14

Operational Overview

	3 Months Ended June 30						6 Months Ended June 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Facilities
Gas Services	658	83	140	668	82	134	668	173	282	675	164	272
NGL Services	214	80	110	198	85	102	208	164	224	206	161	196
Total	872	163	250	866	167	236	876	337	506	881	325	468

(1)	Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section for definition.

(2)	Refer to the "Non-GAAP Measures" section.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service and impact Facilities results.

Significant Projects	In-service Date
Duvernay Sour Treatment Facilities	March 2020
Duvernay II	November 2019
Redwater Co-generation Facility	March 2019
Burstall Ethane Storage	January 2019
The following outlines the projects and new developments within Facilities:

Duvernay III
Capital Budget: $200 million	In-service Date: Fourth quarter 2020	Status: On time, trending under budget
Duvernay III is the second tranche of infrastructure development under the 20-year infrastructure development and service agreement with Chevron Canada Limited and Kuwait Foreign Petroleum Exploration Company. This development includes a 100 MMcf/d sweet gas, shallow cut processing train, 20 mbpd of inlet condensate stabilization and other associated infrastructure. All equipment and pipe racks have been installed onsite. Mechanical construction was substantially complete at the end of July, electrical work is underway and the commissioning team mobilized in July to commence final walk-downs and dry commissioning.

Prince Rupert Terminal
Capital Budget: $250 million	In-service Date(2): First quarter of 2021	Status: Delayed, trending over budget
The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of propane. The propane supply will be sourced primarily from the Company's Redwater Complex. Facility piping work, on-site sphere assembly, and marine retrofit work continued until early March. As a result of COVID-19, Pembina temporarily halted all site construction activities, resulting in a delay to the in-service date, which is now expected to be in the first quarter of 2021. A reduced construction workforce was re-mobilized to site in mid-May and continued with facility piping work and on site sphere assembly. Electrical, substation, marine rehabilitation and rail contractors have also re-mobilized to site.

Hythe Developments
Capital Budget(3): $240 million	In-service Date: Late 2020	Status: On time, trending on budget
Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. The infrastructure consists of an expansion of up to 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe Facility and a new, approximately 65 km, 12-inch sour gas pipeline, to be owned by Veresen Midstream and constructed by Pembina. In addition, Veresen Midstream will fund and own a compressor station, built and operated by NuVista Energy Ltd. Pembina will own and construct various other laterals. Construction is underway.

Empress Infrastructure
Capital Budget: $120 million	In-service Date: Late 2020	Status: On time, trending on budget
This expansion will add new fractionation and terminalling facilities, which are expected to add approximately 30 mbpd of propane-plus fractionation capacity to Pembina's Empress NGL Extraction Facility enabling Pembina to optimize propane marketing from that facility between eastern and western markets. Pipeline and rail track construction is complete, mechanical and electrical construction is progressing on the fractionation and rail sites and pre-commissioning work has commenced.

15 Pembina Pipeline Corporation Second Quarter 2020

As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer some of its previously announced expansion projects:

Prince Rupert Terminal Expansion	Status: Deferred
The Prince Rupert Terminal Expansion will increase propane export capacity to approximately 40 mbpd.
The carrying value of the project at June 30, 2020 was $6 million.

Empress Co-generation Facility	Status: Deferred
This project will enable Pembina to be more efficient with its production, utilize heat recovery and provide a second source of power through the installation of a co-generation unit at the Empress NGL Extraction Facility.

The carrying value of the project at June 30, 2020 was $12 million.

(1)
For further details on Pembina's significant assets, including definitions, refer to Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

(2)	Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section.

(3)	Net to Pembina.

Pembina Pipeline Corporation Second Quarter 2020 16

Marketing & New Ventures
Financial Overview for the Three Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Marketing revenue(1)	561	1,210	(649)	(54)
Cost of goods sold(1)	565	1,129	(564)	(50)
Net revenue(1)(2)	(4)	81	(85)	(105)
Share of (loss) profit from equity accounted investees	(6)	18	(24)	(133)
Realized gain on commodity-related derivative financial instruments	(36)	(1)	35	(3,500)
Unrealized loss (gain) on commodity-related derivative financial instruments	99	(15)	(114)	760
Depreciation and amortization included in operations	12	15	(3)	(20)
Gross (loss) profit	(85)	100	(185)	(185)
Adjusted EBITDA(2)	29	97	(68)	(70)
Volumes (mboe/d)(3)	156	175	(19)	(11)
Distributions from equity accounted investees	2	17	(15)	(88)

Change in Results
Marketing revenue(1)	▼
Decrease due to lower crude oil and NGL prices during the second quarter of 2020 and lower marketed NGL volumes, primarily as a result of the COVID-19 pandemic and the resulting decrease in global energy demand. Additionally, market conditions compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins, combined with a $9 million operational issue with one of Pembina's storage caverns.

Cost of goods sold(1)	▲	Decrease due to lower crude oil and NGL prices, combined with lower marketed NGL volumes during the second quarter of 2020.
Share of (loss) profit from equity accounted investees	▼	Decrease largely due to lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential.
Realized gain on commodity-related derivatives	▲	Increase due to decreasing market prices creating a gain for crude and NGL-based derivatives settled during the period.
Unrealized loss (gain) on commodity-related derivatives	▼	Unrealized loss primarily due to contracts maturing in the period, combined with the recovery in the forward price of crude oil and NGL during the second quarter of 2020.
Depreciation and amortization included in operations	●	Consistent with the prior period.
Distributions from equity accounted investees	▼	Decrease of $15 million due to the lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential.
Volumes (mboe/d)(3)	▼
Marketed NGL volumes decreased as Pembina proactively increased storage positions for NGL with the intention to monetize them during the upcoming winter season, partially offset by increased volumes at Aux Sable. Revenue volumes includes 32 mboe/d (2019: 29 mboe/d) related to Aux Sable.

Adjusted EBITDA(2)	▼
Decrease largely due to lower margins on crude oil and NGL sales as a result of the lower crude oil and NGL prices and frac spreads during the second quarter of 2020, combined with a lower contribution from Aux Sable due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, partially offset by the increased realized gain on commodity-related derivative financial instruments. Included in adjusted EBITDA is $4 million (2019: $23 million) related to Aux Sable.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See Note 12 of the Interim Financial Statements.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Marketed NGL volumes. See the "Abbreviations" section for definition.

17 Pembina Pipeline Corporation Second Quarter 2020

Financial Overview for the Six Months Ended June 30
Results of Operations

($ millions, except where noted)	2020	2019	Change	% Change
Marketing revenue(1)	1,484	2,606	(1,122)	(43)
Cost of goods sold(1)	1,448	2,394	(946)	(40)
Net revenue(1)(2)	36	212	(176)	(83)
Share of profit from equity accounted investees	3	23	(20)	(87)
Realized gain on commodity-related derivative financial instruments	(53)	(20)	33	(165)
Unrealized (gain) loss on commodity-related derivative financial instruments	(5)	30	35	117
Depreciation and amortization included in operations	25	32	(7)	(22)
Gross profit	72	193	(121)	(63)
Adjusted EBITDA(2)	84	218	(134)	(61)
Volumes (mboe/d)(3)	175	196	(21)	(11)
Distributions from equity accounted investees	13	43	(30)	(70)

Change in Results
Marketing revenue(1)	▼
Decrease due to lower crude oil and NGL prices and lower marketed NGL volumes, primarily as a result of the COVID-19 pandemic and the resulting decrease in global energy demand. Additionally, market conditions compressed margins and decreased crude activities, while lower frac spreads impacted NGL margins, combined with a $33 million arbitration award payment received during the first quarter of 2019 and a $9 million operational issue with one of Pembina's storage caverns.

Cost of goods sold(1)	▲	Decrease due to lower crude oil and NGL prices, combined with lower marketed NGL volumes.
Share of profit from equity accounted investees	▼	Decrease largely due to lower revenues at Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential.
Realized gain on commodity-related derivatives	▲	Increase due to lower market prices creating a gain for crude and NGL-based derivatives settled during the period.
Unrealized (gain) loss on commodity-related derivatives	▲	Unrealized gain primarily due to forward prices of crude oil and NGL that remain below 2019 levels.
Depreciation and amortization included in operations	▲	Decrease in amortization due to certain fully amortized intangibles.
Distributions from equity accounted investees	▼	Decrease of $30 million largely due to the lower margins at Aux Sable, discussed in share of profit from equity accounted investees above.
Volumes (mboe/d)(3)	▼
Marketed NGL volumes decreased as Pembina proactively increased storage positions for NGL with the intention to monetize them during the upcoming winter season, partially offset by higher ethane volumes at Aux Sable. Revenue volumes includes 37 mboe/d (2019: 33 mboe/d) related to Aux Sable.

Adjusted EBITDA(2)	▼
Decrease largely due to lower margins on crude oil and NGL sales as a result of lower commodity prices and frac spreads during 2020, combined with a lower contribution from Aux Sable due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, partially offset by higher realized gain on commodity-related derivative financial instruments. Included in adjusted EBITDA is $13 million (2019: $41 million) related to Aux Sable.

Bridge Analysis of Adjusted EBITDA(2)(4)($ millions)

(1)	Includes inter-division transactions. See Note 12 of the Interim Financial Statements.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	Marketed NGL volumes. See the "Abbreviations" section for definition.

(4)	Marketing revenue excludes the positive arbitration award payment of $33 million.

Pembina Pipeline Corporation Second Quarter 2020 18

Operational Overview

	3 Months Ended June 30						6 Months Ended June 30
	2020			2019			2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Marketing & New Ventures
Marketing	156	(81)	30	175	100	100	175	71	91	196	193	227
New Ventures(3)	—	(4)	(1)	—	—	(3)	—	1	(7)	—	—	(9)
Total	156	(85)	29	175	100	97	175	72	84	196	193	218

(1)	Marketed NGL volumes in mboe/d. See the "Abbreviations" section for definition.

(2)	Refer to the "Non-GAAP Measures" section.

(3)	All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The following outlines the projects and new developments within Marketing & New Ventures:

Jordan Cove LNG Project (proposed)
The proposed Jordan Cove LNG project ("Jordan Cove") is a world-scale LNG export facility, which would transport North American natural gas to world markets. The project is made up of two parts: the LNG terminal, with a planned design capacity of 7.8 million tonnes per annum, and the Pacific Connector Gas Pipeline which would transport natural gas from Malin, Oregon to an LNG terminal in Coos County, Oregon.

Pembina has received a certificate of approval from the U.S. Federal Energy Regulatory Commission for Jordan Cove.
On July 6, 2020, the United States Department of Energy announced an issuance order authorizing Jordan Cove to export liquefied natural gas from the proposed export terminal in Coos Bay, Oregon. The issuance order by the Department of Energy marks another important step forward for Jordan Cove.

The Company remains focused on completing the regulatory process, receiving the remaining permits required to proceed and enabling the commercial viability of the project. The timing and ultimate approval of this project is uncertain and dependent upon receipt of these remaining approvals.

In conjunction with a final investment decision, the Company intends to seek partners for both the Pacific Connector Gas Pipeline and LNG Terminal thereby reducing its 100 percent ownership interest to a net ownership interest of between 40 and 60 percent with the intention to reduce the capital, operating and other project risks.

The carrying value of the project at June 30, 2020 was $373 million, including capitalized borrowing costs of $17 million.
As previously announced, in response to the COVID-19 pandemic, the resulting economic slowdown and decreased demand for crude oil and NGL, Pembina made the decision to defer its investment in its integrated PDH/PP project being developed through its joint venture entity CKPC.

PDH/PP Facility	Status: Deferred
The PDH/PP Facility will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including but not limited to automobiles, medical devices, food packaging and home electronic appliances, among others.

The carrying value of investment in CKPC at June 30, 2020 was $328 million.

(1)
For further details on Pembina's significant assets, including definitions, refer to Pembina's AIF for the year ended December 31, 2019 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

19 Pembina Pipeline Corporation Second Quarter 2020

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	June 30, 2020	December 31, 2019
Working capital(1)(4)	(778)	(468)
Variable rate debt(2)(3)
Bank debt	1,219	2,100
Variable rate debt swapped to fixed	(339)	—
Total variable rate debt outstanding (weighted average interest rate of 1.5% (2019: 3.3%))	880	2,100
Fixed rate debt(2)
Senior unsecured notes	200	273
Senior unsecured medium-term notes	9,300	7,800
Variable debt swapped to fixed	339	—
Total fixed rate debt outstanding (weighted average interest rate of 4.0% (2019: 4.0%))	9,839	8,073
Total debt outstanding	10,719	10,173
Cash and unutilized debt facilities	3,012	1,040

(1)	As at June 30, 2020, working capital includes $462 million (December 31, 2019: $74 million) associated with the current portion of loans and borrowings.

(2)	Face value.

(3)	At June 30, 2020, includes U.S. $315 million (December 31, 2019: U.S. $454 million).

(4)	The December 31, 2019 balance has been recast. See Note 3 to the Interim Financial Statements.
Pembina currently anticipates its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its short-term and long-term operating obligations, capital investment requirements and to fund its dividends. Pembina expects to source funds required for capital projects and contributions to investments in equity accounted investees from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. However, depending on the duration and severity of the COVID-19 pandemic, the resulting slowdown of the global economy and the decrease in demand for crude oil and NGL, Pembina's ability to access financing in the capital markets could be impacted. Refer to "Risk Factors – Ongoing Impact of COVID-19 Pandemic" below and "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor the situation and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing, issue additional equity and/or repurchase shares.

Pembina Pipeline Corporation Second Quarter 2020 20

As at June 30, 2020, Pembina's credit facilities consisted of: an unsecured $2.5 billion (December 31, 2019: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2019: $750 million) accordion feature and matures in May 2024; an unsecured $500 million (December 31, 2019: $500 million) non-revolving term loan, which matures in August 2022; an unsecured $800 million revolving credit facility (December 31, 2019: $nil), which matures in April 2022; an unsecured U.S. $250 million non-revolving term loan (December 31, 2019: $nil), which matures in May 2025 and an operating facility of $20 million (December 31, 2019: $20 million) which is due in May 2021 and is typically renewed on an annual basis, collectively the "Credit Facilities". There are no repayments due over the term of these facilities. As at June 30, 2020, Pembina had $3.0 billion (December 31, 2019: $1.0 billion) of cash and unutilized debt facilities. At June 30, 2020, Pembina had loans and borrowings (excluding deferred financing costs) of $10.7 billion (December 31, 2019: $10.2 billion). Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its medium-term notes and Credit Facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its medium-term notes and Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Financing Activity
On January 10, 2020, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 10, having a fixed coupon of 4.02 percent per annum, payable semi-annually and maturing on March 27, 2028; $500 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 11, having a fixed coupon of 4.75 percent per annum, payable semi-annually and maturing on March 26, 2048; and $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, payable semi-annually and maturing on April 3, 2029.
On April 6, 2020, Pembina entered into an unsecured $800 million revolving credit facility with certain existing lenders, which provides additional liquidity and flexibility in Pembina’s capital structure in the current market conditions. The credit facility has an initial term of two years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
On May 7, 2020, Pembina entered into an unsecured U.S. $250 million non-revolving term loan with a global bank, which provides additional liquidity and flexibility in Pembina's capital structure in the current market conditions. The term loan has an initial term of five years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
On May 28, 2020, Pembina closed an offering of $500 million of senior unsecured medium-term notes. The offering was conducted in two tranches, consisting of $400 million in senior unsecured medium-term notes, series 16, having a fixed coupon of 4.76 percent per annum, payable semi-annually, and maturing on May 28, 2050 and $100 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 7, having a fixed coupon of 3.71 percent per annum, payable semi-annually and maturing on August 11, 2026.
On July 10, 2020, Pembina's $200 million senior unsecured notes, series C, were fully repaid through an early redemption, of which notice was provided to holders on June 5, 2020. The series C notes were originally set to mature in September 2021.
Covenants
Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at June 30, 2020
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.39
Credit Facilities	Debt to Capital	Maximum 0.65	0.39
	EBITDA to Senior Interest Coverage	Minimum 2.5:1.0	8.1

(1)	Terms as defined in relevant agreements.

21 Pembina Pipeline Corporation Second Quarter 2020

Pembina was in compliance with all covenants under its note indentures and credit agreements as at June 30, 2020 (December 31, 2019: in compliance).
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The recent slowdown of the global economy and decrease in demand for crude oil, NGL and other commodities as a result of the ongoing COVID-19 pandemic increases Pembina's counterparty risk, as it has the potential to negatively impact Pembina's customers' and related parties' financial positions and their access to credit, capital markets and other sources of liquidity. The majority of Pembina's credit exposure is to investment grade or split-investment grade entities. Pembina assesses all counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $140 million (December 31, 2019: $90 million) were held as at June 30, 2020, primarily in respect of customer trade receivables.
Outstanding Share Data

Issued and outstanding (thousands)	July 31, 2020
Common shares	549,837
Stock options	19,089
Stock options exercisable	9,053
Class A, Series 1 Preferred shares	10,000
Class A, Series 3 Preferred shares	6,000
Class A, Series 5 Preferred shares	10,000
Class A, Series 7 Preferred shares	10,000
Class A, Series 9 Preferred shares	9,000
Class A, Series 11 Preferred shares	6,800
Class A, Series 13 Preferred shares	10,000
Class A, Series 15 Preferred shares	8,000
Class A, Series 17 Preferred shares	6,000
Class A, Series 19 Preferred shares	8,000
Class A, Series 21 Preferred shares	16,000
Class A, Series 23 Preferred shares	12,000
Class A, Series 25 Preferred shares	10,000
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit ratings comment on market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Pembina targets strong 'BBB' credit ratings. DBRS Limited ("DBRS") rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. The long-term corporate credit rating from S&P Global Ratings ("S&P"), a division of The McGraw-Hill Companies, on Pembina is 'BBB' and its rating of the Class A Preferred Shares is P-3 (High). DBRS and S&P affirmed Pembina's credit rating during the second quarter of 2020.

Pembina Pipeline Corporation Second Quarter 2020 22

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding at June 30, 2020:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	1,111	132	229	177	573
Loans and borrowings(3)	16,362	931	2,633	2,412	10,386
Construction commitments(4)	1,568	416	284	291	577
Other(5)	599	103	152	83	261
Total contractual obligations	19,640	1,582	3,298	2,963	11,797

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 35 and 175 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 80 megawatts per day each year up to and including 2044.

(2)	Includes terminals, rail, office space, land and vehicle leases.

(3)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.

(5)	Includes $38 million in commitments related to leases that have not yet commenced.
Off-Balance Sheet Arrangements
Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at June 30, 2020, Pembina had $94 million (December 31, 2019: $103 million) in letters of credit issued to facilitate commercial transactions with third parties and to support regulatory requirements.
5. CAPITAL INVESTMENTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2020	2019	2020	2019
Pipelines	129	234	457	426
Facilities	62	148	198	260
Marketing & New Ventures	10	47	25	102
Corporate and other projects	10	5	14	7
Total capital invested	211	434	694	795
Contributions to equity accounted investees(1)(2)	2	28	196	118

(1)	Contributions for the three months ended June 30, 2020, include $2 million (2019: $1 million) to Aux Sable and $nil (2019: $27 million) to CKPC.

(2)
Contributions for the six months ended June 30, 2020, include $41 million (2019: $26 million) to Veresen Midstream, $3 million (2019: $2 million) to Aux Sable and $152 million (2019: $90 million) to CKPC.

23 Pembina Pipeline Corporation Second Quarter 2020

Capital Invested
In both 2020 and 2019, Pipelines capital investments were primarily related to Pembina's ongoing pipeline expansion projects. In 2020, Facilities capital investments were largely related to construction on Duvernay III, Empress Expansion and the Prince Rupert Terminal. In 2019, Facilities capital investments were largely related to construction of Duvernay II, Empress Infrastructure and the Prince Rupert Terminal. Capital investments in Marketing & New Ventures in both 2020 and 2019 were primarily related to the Jordan Cove LNG project.
Contributions to Equity Accounted Investees
Contributions made to CKPC during 2020 and 2019 were to progress the development of the PDH/PP Facility, combined with a parental guarantee on CKPC's revolving credit facility provided by Pembina during the first quarter of 2020, discussed further in the "Related Party Transactions" section below. Contributions to CKPC increased in the first six months of 2020, compared to the first six months of 2019, following the execution of a lump sum engineering, procurement and construction contract related to the construction of the PDH Facility, prior to Pembina's March 18, 2020 announcement that it had deferred capital spending on the PDH/PP Facility. As a result of Pembina's decision to defer investment in CKPC, Pembina has deferred future contributions to CKPC.
Contributions made to Veresen Midstream during both 2020 and 2019 were largely related to construction of the Hythe Developments.
6. DIVIDENDS
Common Share Dividends
Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Share Dividends
The holders of Pembina's Class A preferred shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 Class A preferred shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A preferred shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 23 and 25 Class A preferred shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
On June 1, 2020, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, series 19 shares outstanding on June 30, 2020. The annual dividend rate for the series 19 Shares for the five-year period from and including June 30, 2020 to, but excluding, June 30, 2025 is 4.684 percent.

Pembina Pipeline Corporation Second Quarter 2020 24

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Volumes(1)(2)
Pipelines
Conventional Pipelines	834	902	958	908	895	880	897	946
Transmission Pipelines	668	668	646	594	558	563	566	571
Oil Sands Pipelines	1,053	1,059	1,063	1,068	1,065	1,064	1,066	1,076
Facilities
Gas Services	658	678	690	672	668	682	683	669
NGL Services	214	201	220	194	198	214	241	203
Total	3,427	3,508	3,577	3,436	3,384	3,403	3,453	3,465

(1)	Revenue volumes. See the "Abbreviations" section for definition.

(2)	Includes Pembina's proportionate share of results from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Pipelines
Opening balance	22	8	17	23	19	7	—	26
Revenue deferred	53	40	31	27	27	36	34	33
Revenue recognized	(30)	(26)	(40)	(33)	(23)	(24)	(27)	(59)
Ending take-or-pay contract liability balance	45	22	8	17	23	19	7	—
Facilities
Opening balance	1	—	—	—	1	2	3	—
Revenue deferred	1	1	—	—	2	—	—	4
Revenue recognized	—	—	—	—	(3)	(1)	(1)	(1)
Ending take-or-pay contract liability balance	2	1	—	—	—	1	2	3
Quarterly Segmented Adjusted EBITDA(1) ($ millions)
(1) Refer to the "Non-GAAP Measures" section.

25 Pembina Pipeline Corporation Second Quarter 2020

Quarterly Financial Information

($ millions, except where noted)	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,268	1,671	1,754	1,700	1,808	1,968	1,726	2,045
Net revenue(1)	776	865	837	751	758	774	706	742
Operating expenses	154	179	177	151	134	140	165	136
Realized (gain) loss on commodity-related derivative financial instruments	(36)	(17)	(8)	(5)	(1)	(19)	(5)	29
Share of profit from equity accounted investees	65	83	88	89	97	96	129	110
Gross profit	455	728	603	613	629	588	663	585
Earnings	253	314	145	370	664	313	368	334
Earnings per common share – basic (dollars)	0.39	0.50	0.21	0.66	1.23	0.55	0.66	0.60
Earnings per common share – diluted (dollars)	0.39	0.50	0.21	0.66	1.23	0.55	0.66	0.60
Cash flow from operating activities	642	410	728	535	661	608	674	481
Cash flow from operating activities per common share – basic (dollars)(1)	1.17	0.75	1.41	1.05	1.29	1.20	1.33	0.95
Adjusted cash flow from operating activities(1)	586	576	576	530	550	578	543	523
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.07	1.05	1.11	1.04	1.08	1.14	1.07	1.03
Common shares outstanding (millions):
Weighted average – basic	550	549	518	512	511	509	507	506
Weighted average – diluted	550	549	519	513	513	511	509	509
End of period	550	550	548	512	511	510	508	506
Common share dividends declared	347	346	314	307	302	290	289	288
Dividends per common share	0.63	0.63	0.60	0.60	0.59	0.57	0.57	0.57
Preferred share dividends declared	37	38	34	31	30	31	31	30
Capital expenditures	211	483	429	421	434	361	356	291
Contributions to equity accounted investees	2	194	120	25	28	90	—	—
Distributions from equity accounted investees	116	123	123	142	140	170	158	170
Adjusted EBITDA(1)	789	830	787	736	765	773	715	732

(1)	Refer to the "Non-GAAP Measures" section.
During the periods in the table above, Pembina's results were impacted by the following factors and trends:

•	The Kinder Acquisition, which was completed on December 16, 2019;

•
The COVID-19 pandemic and the resulting decrease in demand for commodities led to a significant decline in global energy prices, resulting in a reduction in capital spending budgets by Pembina and its customers;

•	The narrowing of the AECO-Chicago natural gas price differential;

•
Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) prior to the COVID-19 Pandemic, which increased revenue and sales volumes on Pembina's existing assets in Pipelines and Facilities;

•	New large-scale growth projects across Pembina's business being placed into service;

•	Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;

•	Impairment of Pembina's convertible preferred interest in Ruby in the fourth quarter of 2019;

•	A decrease in the Alberta corporate tax rate from 12 to 8 percent following the enactment of Bill 3 in June 2019;

•	Higher net finance costs impacting earnings associated with debt related to financing acquisitions, growth projects and volatility in foreign exchange rates;

•	Increased common and preferred shares outstanding and corresponding dividends due to the Kinder Acquisition; and

•	The adoption of IFRS 16 on January 1, 2019.

Pembina Pipeline Corporation Second Quarter 2020 26

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are net into a single line item in the consolidated statement of financial position "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership as at June 30, 2020. In addition, certain of the equity accounted investees have borrowing arrangements with an amortization structure, thereby necessitating periodic repayments of principal. These repayments occur prior to the distribution of residual cash flow to Pembina. The loans and borrowings and amortization schedules are presented below and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	June 30, 2020	December 31, 2019
Pipelines	1,025	1,057
Facilities	1,174	1,150
Total	2,199	2,207
Amortization Schedule of Loans and Borrowings of Equity Accounted Investees

	6 Months Ended	Remainder of
($ millions)(1)	June 30, 2020	2020	2021	2022	2023	2024+
Pipelines	85	85	109	604	63	164
Facilities	—	—	12	36	36	1,090
Total	85	85	121	640	99	1,254

(1)	Balances reflect Pembina's ownership percentage of the outstanding balance face value.
Financing Activities for Equity Accounted Investees
Prior to CKPC's decision to defer further investment in the PDH/PP Facility, on February 27, 2020, CKPC closed a syndicated senior secured U.S. $1.7 billion amortizing term facility and a U.S. $150 million revolving facility both of which have been guaranteed equally on a several basis by the owners of CKPC through the completion of construction. The final maturity date of both the term facility and revolving facility is February 27, 2027. The parental guarantee resulted in the recognition of a financial guarantee liability, currently valued at U.S. $15 million, net of amortization, on Pembina's balance sheet, with an offsetting amount recorded as an equity contribution to the investment in CKPC.
On April 27, 2020, Ruby fully repaid its 364-day term loan. Concurrent to repayment, Ruby entered into a new term loan that will mature on March 31, 2021. The term loan will amortize U.S. $32 million in 2020 and 2021 (U.S. $16 million net to Pembina), in two equal payments each year with the first payment executed in June 2020.
On June 30, 2020 CKPC and the lenders agreed to amend and waive certain terms and conditions of the CKPC credit facility. In connection with the amendment, CKPC voluntarily repaid the U.S. $26 million drawn under the non-revolving term loan. CKPC also retained the ability to re-draw and access the full term loan of U.S. $1.7 billion upon resumption of key activities.
Commitments to Equity Accounted Investees
Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met. Following CKPC's decision to defer investment in the PDH/PP Facility, Pembina has deferred future contributions to CKPC.
Pembina has a contractual commitment to advance U.S. $23 million to Ruby by March 31, 2021.

27 Pembina Pipeline Corporation Second Quarter 2020

Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Credit Risk for Equity Accounted Investees
At June 30, 2020, letters of credit totaling $87 million (December 31, 2019: $84 million) were held by Pembina's various equity accounted investees, primarily in respect of customer trade receivables.
9. OTHER
Impairment Assessment
In response to the ongoing COVID-19 pandemic and its impact on the global economy and demand for energy products, Pembina performed a detailed assessment of its cash generating units to determine if any indicators of impairment existed as at June 30, 2020. The assessment did not identify indicators of impairment requiring an assessment of recoverable amounts of any of Pembina's cash generating units. Pembina will continue to evaluate the situation related to the COVID-19 pandemic and global energy demand and update the impairment assessment as required.
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and on terms equivalent to those that prevail in arm's length transactions. Pembina contracts capacity from Alliance its equity accounted investee and advances funds to support operations and provides services to equity accounted investees.
During the three and six months ended June 30, 2020, Pembina advanced U.S. $8 million and U.S. $16 million, respectively, to Ruby Pipeline L.L.C., to fund the repayment of its outstanding bank facility.
In the first six months of 2020, Pembina provided a parental guarantee to CKPC on its project financing arrangement, currently valued at U.S. $15 million, net of amortization. The parental guarantee is treated as a financial guarantee for accounting purposes, which results in the recognition of a liability on Pembina's balance sheet, with an offsetting amount recorded as an equity contribution to the investment in CKPC.
For the three and six months ended June 30, 2020, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel and the Board of Directors of Pembina, in the ordinary course of their employment or directorship agreements, respectively.
Risk Management
Hedge of Net Investment in Foreign Operations
On May 7, 2020, Pembina designated the U.S. $250 million non-revolving term loan it entered into as a hedge of the Company's net investment in U.S. functional currency foreign operations. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. Foreign exchange gains and losses on the designated debt are recognized in the currency translation reserve in accumulated other comprehensive income.
Interest Rate Risk - Cash Flow Hedge
On May 8, 2020, Pembina designated financial derivative contracts that fix the interest rate on $250 million of variable rate debt as cash flow hedging instruments. The designated cash flow hedge has been assessed as having no ineffectiveness as the critical terms are aligned. Unrealized gains (losses) on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized gains (losses) being reclassified to net finance costs.

Pembina Pipeline Corporation Second Quarter 2020 28

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control Over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.
The President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
Effective May 1, 2020, Pembina completed the integration of the Kinder Acquisition into its existing enterprise resource planning ("ERP") system. As a result of the ERP system integration, certain processes supporting Pembina's ICFR for the Kinder Acquisition changed in the second quarter of 2020, however the overall controls and procedures we follow in establishing ICFR were not significantly impacted. Assets attributable to the Kinder Acquisition represented approximately 16 percent of Pembina's total assets as at June 30, 2020 and revenues attributable to the Kinder Acquisition for the six months ended June 30, 2020 represented approximately 10 percent of Pembina's total revenue for that period.
Other than the ERP system integration, there were no changes in the second quarter of 2020 that had or are likely to have a material impact on Pembina's ICFR.

29 Pembina Pipeline Corporation Second Quarter 2020

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Pembina's Consolidated Financial Statements for the year ended December 31, 2019. Except as noted below, there were no new accounting standards adopted in the first six months of 2020 that are expected to have a material impact on Pembina's financial statements.
Financial Instruments
Derivative Financial Instruments and Hedge Accounting
Pembina holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures. Derivatives are recognized initially at fair value with attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value with changes in non-commodity-related derivatives recognized immediately in earnings as part of net finance costs, unless hedge accounting is applied, and changes in commodity-related derivatives recognized immediately in earnings. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative meet the definition of a derivative, and the combined instrument is not measured at fair value through earnings.
Pembina applies hedge accounting to certain financial instruments that qualify for and are designated for hedge accounting treatment. This includes certain designated derivatives used to hedge the variability in cash flows associated with highly probable forecasted transactions arising from changes in interest rates, and designated non-derivative financial liabilities used to hedge foreign exchange risk on Pembina's net investment in foreign operations. Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies for hedge accounting or the hedging instrument is sold or terminated.
At inception of a designated hedging relationship, formal documentation is prepared and includes the risk management objective and strategy for undertaking the hedge, identification of the hedged item and the hedging instrument, the nature of the risk being hedged and how Pembina will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item.
For derivatives designated as cash flow hedging instruments, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The effective portion of derivative fair value changes recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged items. Any ineffective portion of derivative fair value changes is recognized immediately in earnings. The amount accumulated in the cash flow hedge reserve is reclassified to earnings in the same period or periods during which the hedged expected future cash flows affect earnings.
When hedge accounting for cash flow hedges is discontinued, the amount accumulated in the cash flow hedge reserve remains in equity until it is reclassified to earnings in the same period or periods as the hedged expected future cash flows affect earnings. If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the cash flow hedge reserve are immediately reclassified to earnings.
For non-derivative financial liabilities designated as hedging instruments in a hedge of the net investment in foreign operations, the effective portion of foreign exchange gains and losses arising on translation of the non-derivative is recognized in other comprehensive income and presented in the currency translation reserve within equity. Any ineffective portion of the foreign exchange gains and losses arising from the translation of the non-derivative is recognized immediately in earnings. The amount accumulated in the currency translation reserve is reclassified to earnings on disposal of the foreign operation.

Pembina Pipeline Corporation Second Quarter 2020 30

Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's Consolidated Financial Statements and MD&A for the year ending December 31, 2019. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and six months ended June 30, 2020, except for the general impact of significant uncertainties created by the COVID-19 pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments have taken steps to contain the spread of the virus, resulting in a slowdown of the global economy, which has led to a significant disruption of business operations and a significant increase in economic uncertainty. This uncertainty has created volatility in asset prices, currency exchange rates and a marked decline in long-term interest rates. In addition, the resulting decrease in demand for crude oil has resulted in a decline in global energy prices. Management applied judgment and will continue to assess the situation in determining the impact of the significant uncertainties created by these events and conditions on the carrying amounts of assets and liabilities in the Interim Financial Statements.
11. RISK FACTORS
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. With the exception of the risks noted below, there have been no material changes to the risk factors presented in Pembina's MD&A and AIF for the year ended December 31, 2019. Pembina's MD&A and AIF are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Ongoing Impact of the COVID-19 Pandemic
COVID-19 Related Impacts
Pembina's business and operations could be materially adversely affected by the COVID-19 pandemic, including ongoing uncertainty with respect to the extent and duration of the pandemic. The ongoing COVID-19 pandemic, and actions that have, and may be, taken by governmental authorities in response has resulted, and may continue to result in, among other things: an overall slowdown in the global economy; increased volatility in financial and commodity markets; disruptions to global supply chains; labour shortages; significant impacts to the workforce; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings of individuals, as well as shelter-in-place declarations and quarantine orders; business closures and travel bans; political and economic instability; and civil unrest. The recent resurgence of COVID-19 cases in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain of the foregoing restrictions by governmental authorities. This further increases the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and its ultimate impact on the global economy and other items noted above.
The risks to Pembina of the ongoing COVID-19 pandemic include, among other things: risks to the health and safety of Pembina's employees; a slowdown or temporary suspension of operations in certain geographic locations in which Pembina operates; delays in the completion, or deferral, of Pembina's growth and expansion projects; and supply chain disruptions, all or any of which could materially adversely impact Pembina's business operations and financial results. Pembina has already deferred certain growth projects as a result of the COVID-19 pandemic and decline in global demand commodities and the resulting decrease in commodity prices during 2020.

31 Pembina Pipeline Corporation Second Quarter 2020

The full extent and impact of the COVID-19 pandemic continues to be unknown at this time and the degree to which it may impact Pembina's business operations and financial results will depend on future developments, which are highly uncertain and cannot be predicted with any degree of confidence, including: the duration, severity and geographic spread of the COVID-19 virus, including in respect of the resurgence of virus cases in certain geographic areas, including certain areas in which Pembina operates; further actions that may be taken by governmental authorities, including in respect of travel restrictions and business disruptions; the effectiveness of actions taken to contain and treat the COVID-19 virus; and how quickly and to what extent normal economic and operating conditions can resume.
Impact on General Risks
Depending on the extent and duration of the COVID-19 pandemic, it may also have the effect of heightening many of the other risks described in Pembina's other disclosure documents, including Pembina's MD&A and AIF for the year ended December 31, 2019, such as risks relating to exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; Pembina's ability to maintain its credit ratings; restricted access to capital and increased borrowing costs; Pembina's ability to pay dividends and service obligations under its debt securities and other debt obligations; and otherwise complying with the covenants contained in the agreements that govern Pembina's existing indebtedness.

Pembina Pipeline Corporation Second Quarter 2020 32

12. NON-GAAP MEASURES
Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, applicable securities regulations suggest that non-GAAP measures be clearly defined, qualified and reconciled to the most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period.
The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts, though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.
Investors should be cautioned that net revenue, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, and adjusted cash flow from operating activities per common share should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.
Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". Cash contributions and distributions from investments in equity accounted investees represent Pembina’s share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	528	443	290	275	561	1,210	(111)	(120)	1,268	1,808
Cost of goods sold, including product purchases	—	—	2	1	565	1,129	(75)	(80)	492	1,050
Net revenue	528	443	288	274	(4)	81	(36)	(40)	776	758

33 Pembina Pipeline Corporation Second Quarter 2020

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	1,091	859	594	546	1,484	2,606	(230)	(235)	2,939	3,776
Cost of goods sold, including product purchases	—	—	4	2	1,448	2,394	(154)	(152)	1,298	2,244
Net revenue	1,091	859	590	544	36	212	(76)	(83)	1,641	1,532
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions, except per share amounts)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Earnings before income tax	363	349	152	162	(80)	88	(91)	(125)	344	474
Adjustments to share of profit from equity accounted investees and other	60	62	34	36	9	5	—	—	103	103
Net finance costs	9	3	6	1	(12)	4	69	70	72	78
Depreciation and amortization	102	58	51	37	12	15	11	11	176	121
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	2	—	99	(15)	—	—	101	(15)
CEWS	—	—	—	—	—	—	(28)	—	(28)	—
COVID-19 restructuring	3	—	2	—	1	—	4	—	10	—
Loss on disposal of assets	—	—	1	—	—	—	—	—	1	—
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	5	—	5	—
Impairment charges and non-cash provisions	3	—	2	—	—	—	—	4	5	4
Adjusted EBITDA	540	472	250	236	29	97	(30)	(40)	789	765
Adjusted EBITDA per common share – basic (dollars)									1.44	1.50

Pembina Pipeline Corporation Second Quarter 2020 34

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
($ millions, except per share amounts)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Earnings before income tax	743	676	318	313	36	170	(312)	(253)	785	906
Adjustments to share of profit from equity accounted investees and other	124	133	69	76	6	18	—	—	199	227
Net finance costs	16	5	13	3	9	1	243	148	281	157
Depreciation and amortization	201	115	104	76	25	32	23	23	353	246
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(3)	—	(5)	30	—	—	(8)	30
Arbitration award payment	—	—	—	—	—	(33)	—	—	—	(33)
CEWS	—	—	—	—	—	—	(28)	—	(28)	—
COVID-19 restructuring	3	—	2	—	1	—	4	—	10	—
Loss (gain) on disposal of assets	—	—	1	—	—	—	(1)	1	—	1
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	10	—	10	—
Impairment charges and non-cash provisions	3	—	2	—	12	—	—	4	17	4
Adjusted EBITDA	1,090	929	506	468	84	218	(61)	(77)	1,619	1,538
Adjusted EBITDA per common share – basic (dollars)									2.95	3.02
Adjusted Cash Flow from Operating Activities, Cash Flow from Operating Activities per Common Share and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2020	2019	2020	2019
Cash flow from operating activities	642	661	1,052	1,269
Cash flow from operating activities per common share – basic (dollars)	1.17	1.29	1.91	2.49
Add (deduct):
Change in non-cash operating working capital	38	(40)	79	(71)
Current tax expense	(67)	(56)	(143)	(132)
Taxes paid, net of foreign exchange	18	28	200	100
Accrued share-based payments	(8)	(12)	5	(33)
Share-based payments	—	—	44	50
Preferred share dividends paid	(37)	(31)	(75)	(55)
Adjusted cash flow from operating activities	586	550	1,162	1,128
Adjusted cash flow from operating activities per common share – basic (dollars)	1.07	1.08	2.11	2.21

35 Pembina Pipeline Corporation Second Quarter 2020

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Kinder Acquisition	Pembina's acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline system on December 16, 2019
Volumes
For Pipelines and Facilities volumes are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. For Marketing & New Ventures volumes are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement
mbbls	thousands of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometer

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in the Alliance Pipeline
Ruby	50 percent convertible preferred interest in the Ruby Pipeline
Facilities:
Veresen Midstream
45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility")
Readers are referred to the AIF dated February 27, 2020 on www.sedar.com for additional descriptions.

Pembina Pipeline Corporation Second Quarter 2020 36

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the potential impacts of the COVID-19 pandemic on Pembina, and Pembina's response thereto;

•	future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date;

•
planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;

•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;

•
treatment under governmental regulatory regimes in Canada and the U.S., including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Indigenous, landowner and other stakeholder consultation requirements;

•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;

•
expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital for capital projects and contributions to investments in equity accounted investees, operating obligations and dividends and the use of proceeds from financings;

•	the sufficiency of the amount of leverage employed in Pembina's capital structure;

•	Pembina's expectations regarding involvement of partners on Jordan Cove;

•	current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;

•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL; and the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;

•	the success of Pembina's operations;

•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects;

•	expectations regarding Pembina's pension plan;

•	future operating costs including geotechnical and integrity costs being consistent with historical costs;

•	oil and gas industry compensation levels remaining consistent;

•
in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•
in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and

•
the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the failure to realize the anticipated benefits and synergies of the Kinder Acquisition following closing;

•	the regulatory environment and decisions and Indigenous and landowner consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;

•	actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;

•	fluctuations in operating results;

•
adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;

•	risks relating to the current and potential adverse impacts of the COVID-19 pandemic and continued depressed commodity prices;

•	constraints on, or the unavailability of adequate infrastructure;

•	changes in the political environment, in North America and elsewhere, and public opinion;

•	ability to access various sources of debt and equity capital;

•	changes in credit ratings;

•	technology and security risks;

•	natural catastrophes; and

•
the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2019, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

37 Pembina Pipeline Corporation Second Quarter 2020

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	June 30, 2020	December 31, 2019(1)
Assets Current assets
Cash and cash equivalents	73	129
Trade receivables and other	536	694
Inventory	175	126
Derivative financial instruments (Note 14)	39	40
	823	989
Non-current assets
Property, plant and equipment (Note 4)	19,255	18,734
Investments in equity accounted investees (Note 5)	6,196	5,954
Intangible assets and goodwill	6,465	6,458
Right-of-use assets (Note 6)	700	730
Finance lease receivable (Note 6)	142	145
Advances to related parties and other assets	210	156
	32,968	32,177
Total assets	33,791	33,166
Liabilities and equity Current liabilities
Trade payables and other	755	1,013
Loans and borrowings (Note 7)	462	74
Dividends payable	115	110
Lease liabilities	98	112
Contract liabilities (Note 10)	94	39
Taxes payable	51	103
Derivative financial instruments (Note 14)	26	6
	1,601	1,457
Non-current liabilities
Loans and borrowings (Note 7)	10,312	10,078
Lease liabilities	702	707
Decommissioning provision (Note 8)	850	864
Contract liabilities (Note 10)	241	192
Deferred tax liabilities	2,998	2,919
Other liabilities	156	179
	15,259	14,939
Total liabilities	16,860	16,396
Equity
Attributable to shareholders	16,871	16,710
Attributable to non-controlling interest	60	60
Total equity	16,931	16,770
Total liabilities and equity	33,791	33,166
(1) Pembina has recast certain comparative information to reflect changes to the Purchase Price Allocation originally presented December 31, 2019. See Note 3.
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation Second Quarter 2020 38

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2020	2019	2020	2019
Revenue (Note 10)	1,268	1,808	2,939	3,776
Cost of sales	813	1,292	1,965	2,742
Loss (gain) on commodity-related derivative financial instruments	65	(16)	(61)	10
Share of profit from equity accounted investees (Note 5)	65	97	148	193
Gross profit	455	629	1,183	1,217
General and administrative	59	76	120	150
Other (income) expense	(20)	1	(3)	4
Results from operating activities	416	552	1,066	1,063
Net finance costs (Note 11)	72	78	281	157
Earnings before income tax	344	474	785	906
Current tax expense	67	56	143	132
Deferred tax expense (recovery)	24	(246)	75	(203)
Income tax expense	91	(190)	218	(71)
Earnings	253	664	567	977
Other comprehensive (loss) income, net of tax (Note 13 & 14)
Exchange (loss) gain on translation of foreign operations	(212)	(76)	253	(161)
Impact of hedging activities	9	—	9	—
Re-measurement of defined benefit liability	—	—	14	—
Total comprehensive income attributable to shareholders	50	588	843	816
Earnings attributable to common shareholders, net of preferred share dividends	214	632	489	914
Earnings per common share – basic (dollars)	0.39	1.23	0.89	1.79
Earnings per common share – diluted (dollars)	0.39	1.23	0.89	1.78
Weighted average number of common shares (millions)
Basic	550	511	549	510
Diluted	550	513	550	512
See accompanying notes to the condensed consolidated interim financial statements

39 Pembina Pipeline Corporation Second Quarter 2020

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest	Total Equity
December 31, 2019	15,539	2,956	(1,883)	98	16,710	60	16,770
Total comprehensive income
Earnings	—	—	567	—	567	—	567
Other comprehensive income (Note 13)	—	—	—	276	276	—	276
Total comprehensive income	—	—	567	276	843	—	843
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares (Note 9)	—	(4)	—	—	(4)	—	(4)
Share-based payment transactions (Note 9)	90	—	—	—	90	—	90
Dividends declared – common (Note 9)	—	—	(693)	—	(693)	—	(693)
Dividends declared – preferred (Note 9)	—	—	(75)	—	(75)	—	(75)
Total transactions with shareholders of the Company	90	(4)	(768)	—	(682)	—	(682)
June 30, 2020	15,629	2,952	(2,084)	374	16,871	60	16,931

December 31, 2018	13,662	2,423	(2,058)	317	14,344	60	14,404
Impact of change in accounting policy	—	—	22	—	22	—	22
Opening value January 1, 2019	13,662	2,423	(2,036)	317	14,366	60	14,426
Total comprehensive income
Earnings	—	—	977	—	977	—	977
Other comprehensive income
Exchange loss on translation of foreign operations	—	—	—	(161)	(161)	—	(161)
Total comprehensive income	—	—	977	(161)	816	—	816
Transactions with shareholders of the Company
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)	—	(2)
Share-based payment transactions	122	—	—	—	122	—	122
Dividends declared – common	—	—	(592)	—	(592)	—	(592)
Dividends declared – preferred	—	—	(61)	—	(61)	—	(61)
Total transactions with shareholders of the Company	122	(2)	(653)	—	(533)	—	(533)
June 30, 2019	13,784	2,421	(1,712)	156	14,649	60	14,709
(1) Accumulated Other Comprehensive Income ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation Second Quarter 2020 40

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2020	2019	2020	2019
Cash provided by (used in)
Operating activities
Earnings	253	664	567	977
Adjustments for:
Share of profit from equity accounted investees	(65)	(97)	(148)	(193)
Distributions from equity accounted investees	116	140	239	310
Depreciation and amortization	176	121	353	246
Unrealized loss (gain) on commodity-related derivative financial instruments	101	(15)	(8)	30
Net finance costs (Note 11)	72	78	281	157
Net interest paid	(74)	(53)	(173)	(134)
Income tax expense (recovery)	91	(190)	218	(71)
Taxes paid	(14)	(28)	(200)	(99)
Share-based compensation expense	9	14	4	40
Share-based compensation payment	—	—	(44)	(50)
Net change in contract liabilities	25	(9)	42	(6)
Other	(10)	(4)	—	(9)
Change in non-cash operating working capital	(38)	40	(79)	71
Cash flow from operating activities	642	661	1,052	1,269
Financing activities
Bank borrowings and issuance of debt (Note 7)	552	—	1,062	94
Repayment of loans and borrowings	(924)	(546)	(2,039)	(599)
Repayment of lease liability	(17)	(14)	(43)	(32)
Issuance of medium term notes (Note 7)	505	800	1,578	800
Issue costs and financing fees	(7)	(6)	(11)	(6)
Exercise of stock options	1	29	83	115
Dividends paid	(384)	(327)	(762)	(641)
Cash flow used in financing activities	(274)	(64)	(132)	(269)
Investing activities
Capital expenditures	(211)	(434)	(694)	(795)
Contributions to equity accounted investees	(2)	(28)	(174)	(61)
Receipt of finance lease payments	(9)	—	5	—
Interest paid during construction	(12)	(9)	(26)	(17)
Recovery of assets or proceeds from sale	—	6	2	6
Advances to related parties	(11)	(32)	(22)	(42)
Changes in non-cash investing working capital and other	(167)	50	(59)	77
Cash flow used in investing activities	(412)	(447)	(968)	(832)
Change in cash and cash equivalents	(44)	150	(48)	168
Effect of movement in exchange rates on cash held	(15)	6	(8)	3
Cash and cash equivalents, beginning of period	132	172	129	157
Cash and cash equivalents, end of period	73	328	73	328
See accompanying notes to the condensed consolidated interim financial statements

41 Pembina Pipeline Corporation Second Quarter 2020

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and six months ended June 30, 2020. These Interim Financial Statements and the notes hereto have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). These Interim Financial Statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2019 ("Consolidated Financial Statements"), except as noted below, and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on August 6, 2020.
Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure, storage and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
Financial Instruments
Derivative Financial Instruments and Hedge Accounting
Pembina holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures. Derivatives are recognized initially at fair value with attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value with changes in non-commodity-related derivatives recognized immediately in earnings as part of net finance costs, unless hedge accounting is applied, and changes in commodity-related derivatives recognized immediately in earnings. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative meet the definition of a derivative, and the combined instrument is not measured at fair value through earnings.
Pembina applies hedge accounting to certain financial instruments that qualify for and are designated for hedge accounting treatment. This includes certain designated derivatives used to hedge the variability in cash flows associated with highly probable forecasted transactions arising from changes in interest rates, and designated non-derivative financial liabilities used to hedge foreign exchange risk on Pembina's net investment in foreign operations. Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies for hedge accounting or the hedging instrument is sold or terminated.
At inception of a designated hedging relationship, formal documentation is prepared and includes the risk management objective and strategy for undertaking the hedge, identification of the hedged item and the hedging instrument, the nature of the risk being hedged and how Pembina will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item.
For derivatives designated as cash flow hedging instruments, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The effective portion of derivative fair value changes recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged items. Any ineffective portion of derivative fair value changes is recognized immediately in earnings. The amount accumulated in the cash flow hedge reserve is reclassified to earnings in the same period or periods during which the hedged expected future cash flows affect earnings.

Pembina Pipeline Corporation Second Quarter 2020 42

When hedge accounting for cash flow hedges is discontinued, the amount accumulated in the cash flow hedge reserve remains in equity until it is reclassified to earnings in the same period or periods as the hedged expected future cash flows affect earnings. If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the cash flow hedge reserve are immediately reclassified to earnings.
For non-derivative financial liabilities designated as hedging instruments in a hedge of the net investment in foreign operations, the effective portion of foreign exchange gains and losses arising on translation of the non-derivative is recognized in other comprehensive income and presented in the currency translation reserve within equity. Any ineffective portion of the foreign exchange gains and losses arising from the translation of the non-derivative is recognized immediately in earnings. The amount accumulated in the currency translation reserve is reclassified to earnings on disposal of the foreign operation.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the financial results. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and six months ended June 30, 2020, except for the general impact of significant uncertainties created by the coronavirus ("COVID-19") pandemic, as discussed below.
Ongoing Impact of the COVID-19 Pandemic
Following the World Health Organization declaring the COVID-19 outbreak to be a pandemic, many governments have taken steps to contain the spread of the virus, resulting in a slowdown of the global economy, which has led to a significant disruption of business operations and a significant increase in economic uncertainty. This uncertainty has created volatility in asset prices, currency exchange rates and a marked decline in long-term interest rates. In addition, the resulting decrease in demand for crude oil has resulted in a decline in global energy prices. Management applied judgment and will continue to assess the situation in determining the impact of the significant uncertainties created by these events and conditions on the carrying amounts of assets and liabilities in the Interim Financial Statements.
2. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
Ongoing Impact of the COVID-19 Pandemic
Measuring fair values using significant unobservable inputs has become more challenging in the current environment, where events and conditions related to the COVID-19 pandemic are driving significant disruption of business operations and a significant increase in economic uncertainty. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions on the assessed fair values of assets and liabilities in these Interim Financial Statements.

43 Pembina Pipeline Corporation Second Quarter 2020

3. ACQUISITION
On December 16, 2019, Pembina acquired all the issued and outstanding shares of Kinder Morgan Canada Limited ("Kinder Morgan Canada") by way of a plan of arrangement and the U.S. portion of the Cochin Pipeline system (collectively the "Kinder Acquisition") for total consideration of $4.3 billion.
The purchase price equation, subject to finalization, is based on assessed fair values and is as follows:

As at December 16, 2019
($ millions)	Previously Reported	Adjustments	Recast
Purchase Price Consideration
Common shares	1,710	—	1,710
Cash (net of cash acquired)	2,009	—	2,009
Preferred shares	536	—	536
	4,255	—	4,255

Current assets	68	2	70
Property, plant and equipment	2,660	(41)	2,619
Intangible assets	1,254	—	1,254
Right-of-use assets	348	(92)	256
Finance lease receivable	—	116	116
Goodwill	809	28	837
Other assets	9	—	9
Current liabilities	(124)	—	(124)
Deferred tax liabilities	(281)	(13)	(294)
Decommissioning provision	(74)	—	(74)
Lease liability	(348)	—	(348)
Other liabilities	(66)	—	(66)
	4,255	—	4,255
For more information, see Note 6 of the Consolidated Financial Statements. During the six months ended June 30, 2020, Pembina adjusted the purchase price equation to reflect updated assumptions for the identification and classification of leases, which resulted in the recognition of finance lease assets of $118 million, and reductions in the property, plant and equipment of $26 million and in the right-of-use assets of $92 million. Pembina's verification of information supporting the fair value of assets acquired also resulted in a $15 million reduction to the fair value of certain Canadian property, plant and equipment with a corresponding decrease in deferred tax liabilities of $3 million and increase in goodwill of $12 million. Pembina also adjusted the allocation of fair value between Canadian and U.S. legal entities, resulting in a $16 million increase in the deferred tax liability and a corresponding increase in goodwill of $16 million. The purchase price allocation is not final as Pembina is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities including the identification and classification of other provisions relating to income taxes.

Pembina Pipeline Corporation Second Quarter 2020 44

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2019(1)	440	8,803	8,730	1,945	1,493	21,411
Additions and transfers	8	413	225	45	55	746
Change in decommissioning provision	—	(39)	23	—	—	(16)
Foreign exchange adjustments	4	41	16	—	13	74
Disposals and other	—	(6)	(8)	(5)	(13)	(32)
Balance at June 30, 2020	452	9,212	8,986	1,985	1,548	22,183

Depreciation
Balance at December 31, 2019	16	1,363	1,015	283	—	2,677
Depreciation	2	91	64	98	—	255
Disposals and other	—	(1)	(2)	(1)	—	(4)
Balance at June 30, 2020	18	1,453	1,077	380	—	2,928

Carrying amounts
Balance at December 31, 2019	424	7,440	7,715	1,662	1,493	18,734
Balance at June 30, 2020	434	7,759	7,909	1,605	1,548	19,255

Assets subject to operating leases
December 31, 2019(1)	—	477	514	62	—	1,053
June 30, 2020	—	472	513	62	—	1,047

(1)	December 31, 2019 balances have been recast. See Note 3.
5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest		Share of Profit from Equity Investments		Equity Investments
			6 Months Ended June 30
($ millions)	June 30, 2020	December 31, 2019	2020	2019	June 30, 2020	December 31, 2019
Alliance	50%	50%	56	86	2,623	2,620
Aux Sable	42.7% - 50%	42.7% - 50%	2	23	432	426
Ruby(1)	-	-	61	60	1,331	1,273
Veresen Midstream	45%	45%	27	23	1,367	1,348
CKPC	50%	50%	1	—	328	171
Other	50% - 75%	50% - 75%	1	1	115	116
			148	193	6,196	5,954

(1)	Pembina owns a 50 percent convertible preferred interest in Ruby.
Pembina has U.S. $2.3 billion in investments in equity accounted investees that is held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three and six months ended June 30, 2020, Pembina recognized a loss of $110 million and a gain of $138 million (2019: $68 million loss and $145 million loss), respectively.

45 Pembina Pipeline Corporation Second Quarter 2020

Financing Activities
Prior to CKPC's decision to defer further investment in the PDH/PP Facility, on February 27, 2020, CKPC closed a syndicated senior secured U.S. $1.7 billion amortizing term facility and a U.S. $150 million revolving facility both of which have been guaranteed equally on a several basis by the owners of CKPC through the completion of construction. The final maturity date of both the term facility and revolving facility is February 27, 2027. The parental guarantee resulted in the recognition of a financial guarantee liability, currently valued at U.S. $15 million, net of amortization, on Pembina's balance sheet, with an offsetting amount recorded as an equity contribution to the investment in CKPC.
On April 27, 2020, Ruby fully repaid its 364-day term loan. Concurrent to repayment, Ruby entered into a new term loan that will mature on March 31, 2021. The term loan will amortize U.S. $32 million in 2020 and 2021 (U.S. $16 million net to Pembina), in two equal payments each year with the first payment executed in June 2020.
On June 30, 2020 CKPC and the lenders agreed to amend and waive certain terms and conditions of the CKPC credit facility. In connection with the amendment, CKPC voluntarily repaid the U.S. $26 million drawn under the non-revolving term loan. CKPC also retained the ability to re-draw and access the full term loan of U.S. $1.7 billion upon resumption of key activities.
6. LEASES
Lessee Leases
Pembina enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include terminals, rail, buildings, land and other assets. Total cash outflows related to leases were $33 million and $64 million, respectively, for the three and six months ended June 30, 2020 (2019: $20 million and $41 million).
Right-of-Use Assets

($ millions)	Terminals	Rail	Buildings	Land & Other	Total
Balance at December 31, 2019(1)	225	238	118	149	730
Additions	—	—	15	—	15
Amortization	(6)	(20)	(10)	(9)	(45)
Balance at June 30, 2020	219	218	123	140	700

(1)	The December 31, 2019 balance of Terminals Right-of-Use Assets has been recast. See Note 3 Acquisition and further discussion below.
Lessor Leases
Pembina has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include pipelines, terminals and storage tanks and caverns. See Note 4 for carrying value of property, plant and equipment under operating leases. Assets under finance leases include office sub-leases and terminal assets.
As disclosed in Note 3, Pembina continued to obtain and verify information required to determine the identification and classification of lessor leases acquired on December 16, 2019 as part of the Kinder Acquisition. Finance lease conclusions completed during the six months ended June 30, 2020 resulted in the recognition of an additional $118 million in finance lease receivables, of which $92 million related to lessee leases recognized at the acquisition date, resulting in the December 31, 2019 right-of-use asset balance being recast for leased terminal assets from $822 million to $730 million.

Pembina Pipeline Corporation Second Quarter 2020 46

Maturity of Lease Receivables

As at June 30, 2020	Operating Leases	Finance Leases
($ millions)
Less than one year	158	23
One to two years	146	24
Two to three years	143	21
Three to four years	132	22
Four to five years	117	22
More than five years	927	235
Total undiscounted lease receipts	1,623	347
Unearned finance income on lease receipts		(206)
Discounted unguaranteed residual value		8
Finance lease receivable		149
Less current portion(1)		(7)
Total non-current		142

(1)	Included in trade receivables and other on the Condensed Consolidated Interim Statement of Financial Position.
Expected credit losses on lease receivables are determined using a probability-weighted estimate of credit losses, measured as the present value of all expected cash shortfalls, discounted at the interest rates implicit in the leases, using reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Pembina considers the risk of default relating to lease receivables low based on Pembina's assessment of individual counterparty credit risk through established credit management techniques as disclosed in the Consolidated Financial Statements.

47 Pembina Pipeline Corporation Second Quarter 2020

7. LOANS AND BORROWINGS
This note provides information about the contractual terms of Pembina's interest-bearing loans and borrowings, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at June 30, 2020	Nominal interest Rate	Year of Maturity	June 30, 2020	December 31, 2019
Senior unsecured credit facilities(1)(3)(4)	4,159	1.57(2)	Various(1)	1,213	2,097
Senior unsecured notes – series A	—	5.57	2020	—	74
Senior unsecured notes – series C	200	5.58	2021	212	199
Senior unsecured medium-term notes series 1	250	4.89	2021	250	250
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	600	3.71	2026	603	498
Senior unsecured medium-term notes series 8	650	2.99	2024	646	646
Senior unsecured medium-term notes series 9	550	4.74	2047	542	542
Senior unsecured medium-term notes series 10	650	4.02	2028	662	398
Senior unsecured medium-term notes series 11	800	4.75	2048	844	298
Senior unsecured medium-term notes series 12	650	3.62	2029	654	398
Senior unsecured medium-term notes series 13	700	4.54	2049	713	714
Senior unsecured medium-term notes series 14	600	2.56	2023	598	598
Senior unsecured medium-term notes series 15	600	3.31	2030	597	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	—
Senior unsecured medium-term notes 3A	50	5.05	2022	52	52
Senior unsecured medium-term notes 5A	350	3.43	2021	353	353
Total interest bearing liabilities				10,774	10,152
Less current portion				(462)	(74)
Total non-current				10,312	10,078

(1)
Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in May 2024, a $500 million non-revolving term loan that matures in August 2022, a $800 million revolving facility that matures in April 2022, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2021, which is typically renewed on an annual basis.

(2)
The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at June 30, 2020. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.

(3)	At June 30, 2020, includes U.S. $315 million (December 31, 2019: U.S. $454 million).

(4)
The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for foreign exchange risk management.

On January 10, 2020, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 10, having a fixed coupon of 4.02 percent per annum, payable semi-annually and maturing on March 27, 2028; $500 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 11, having a fixed coupon of 4.75 percent per annum, payable semi-annually and maturing on March 26, 2048; and $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, payable semi-annually and maturing on April 3, 2029.
On April 6, 2020, Pembina entered into an unsecured $800 million revolving credit facility with certain existing lenders, which provides additional liquidity and flexibility in Pembina’s capital structure in the current market conditions. The credit facility has an initial term of two years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.

Pembina Pipeline Corporation Second Quarter 2020 48

On May 7, 2020, Pembina entered into an unsecured U.S. $250 million non-revolving term loan with a global bank, which provides additional liquidity and flexibility in Pembina's capital structure in the current market conditions. The term loan has an initial term of five years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
On May 28, 2020, Pembina closed an offering of $500 million of senior unsecured medium-term notes. The offering was conducted in two tranches, consisting of $400 million in senior unsecured medium-term notes, series 16, having a fixed coupon of 4.76 percent per annum, payable semi-annually, and maturing on May 28, 2050 and $100 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 7, having a fixed coupon of 3.71 percent per annum, payable semi-annually and maturing on August 11, 2026.
On July 10, 2020, Pembina's $200 million senior unsecured notes, series C, were fully repaid through an early redemption, of which notice was provided to holders on June 5, 2020. The series C notes were originally set to mature in September 2021.
8. DECOMMISSIONING PROVISION

($ millions)	2020
Balance at January 1	867
Unwinding of discount rate	9
Additions	15
Change in cost estimates and other	(39)
Total	852
Less current portion(1)	(2)
Balance at June 30	850

(1)	Included in trade payables and other on the Condensed Consolidated Interim Statement of Financial Position.
Pembina applied a risk-free real return rate of 0.3 percent (December 31, 2019: 0.3 percent) to estimate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related property, plant and equipment or right-of-use asset.
9. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2019	548	15,539
Share-based payment transactions	2	90
Balance at June 30, 2020	550	15,629
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2019	122	2,956
Part VI.1 tax	—	(4)
Balance at June 30, 2020	122	2,952

49 Pembina Pipeline Corporation Second Quarter 2020

Dividends
The following dividends were declared by Pembina:

6 Months Ended June 30
($ millions)	2020	2019
Common shares
$1.26 per common share (2019: $1.16)	693	592
Preferred shares
$0.61 per Series 1 preferred share (2019: $0.61)	6	6
$0.56 per Series 3 preferred share (2019: $0.56)	3	3
$0.57 per Series 5 preferred share (2019: $0.61)	6	6
$0.54 per Series 7 preferred share (2019: $0.56)	5	6
$0.59 per Series 9 preferred share (2019: $0.59)	5	5
$0.71 per Series 11 preferred share (2019: $0.71)	5	5
$0.71 per Series 13 preferred share (2019: $0.71)	7	7
$0.56 per Series 15 preferred share (2019: $0.56)	4	4
$0.60 per Series 17 preferred share (2019: $0.61)	4	4
$0.63 per Series 19 preferred share (2019: $0.63)	5	5
$0.61 per Series 21 preferred share (2019: $0.61)	10	10
$0.66 per Series 23 preferred share (2019: nil)	8	—
$0.65 per Series 25 preferred share (2019: nil)	7	—
	75	61
On June 1, 2020, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 shares outstanding on June 30, 2020.
On July 6, 2020, Pembina announced that its Board of Directors had declared a dividend of $0.21 per common share ($2.52 annually) in the total amount of $115 million, payable on August 14, 2020 to shareholders of record on July 24, 2020. Pembina's Board of Directors also declared quarterly dividends for Pembina's preferred shares as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	August 4, 2020	September 1, 2020	$0.306625	3
Series 3	August 4, 2020	September 1, 2020	$0.279875	2
Series 5	August 4, 2020	September 1, 2020	$0.285813	3
Series 7	August 4, 2020	September 1, 2020	$0.273750	3
Series 9	August 4, 2020	September 1, 2020	$0.296875	3
Series 11	August 4, 2020	September 1, 2020	$0.359375	2
Series 13	August 4, 2020	September 1, 2020	$0.359375	4
Series 15	September 15, 2020	September 30, 2020	$0.279000	2
Series 17	September 15, 2020	September 30, 2020	$0.301313	2
Series 19	September 15, 2020	September 30, 2020	$0.292750	2
Series 21	August 4, 2020	September 1, 2020	$0.306250	5
Series 23	July 31, 2020	August 15, 2020	$0.328125	4
Series 25	July 31, 2020	August 15, 2020	$0.325000	3

Pembina Pipeline Corporation Second Quarter 2020 50

10. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

a.	Revenue Disaggregation

	2020				2019
3 Months Ended June 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	390	177	—	567	301	157	—	458
Fee-for-service(1)	66	28	—	94	92	24	—	116
Product sales(2)	—	—	561	561	—	—	1,210	1,210
Revenue from contracts with customers	456	205	561	1,222	393	181	1,210	1,784
Operational finance lease income	4	—	—	4	—	—	—	—
Fixed Operating Lease Income	32	10	—	42	16	8	—	24
Total external revenue	492	215	561	1,268	409	189	1,210	1,808

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

	2020				2019
6 Months Ended June 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	778	359	—	1,137	574	318	—	892
Fee-for-service(1)	165	58	—	223	188	41	—	229
Product sales(2)	—	—	1,484	1,484	—	3	2,606	2,609
Revenue from contracts with customers	943	417	1,484	2,844	762	362	2,606	3,730
Operational finance lease income	8	—	—	8	—	—	—	—
Fixed Operating Lease Income	69	18	—	87	31	15	—	46
Total external revenue	1,020	435	1,484	2,939	793	377	2,606	3,776

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

b.	Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	6 Months Ended June 30, 2020			12 Months Ended December 31, 2019
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	8	223	231	9	159	168
Additions (net in the period)	43	90	133	4	35	39
Acquisition (Note 3)	—	—	—	—	77	77
Revenue recognized from contract liabilities(1)	(4)	(25)	(29)	(5)	(48)	(53)
Closing balance	47	288	335	8	223	231
Less current portion(2)	(47)	(47)	(94)	(8)	(31)	(39)
Ending balance	—	241	241	—	192	192

(1)	Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.

(2)
As at June 30, 2020, the balance includes $47 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.

Contract liabilities depict Pembina's obligation to perform services in the future for cash and non cash consideration which has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.

51 Pembina Pipeline Corporation Second Quarter 2020

Pembina does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
11. NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2020	2019	2020	2019
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	91	74	178	145
Leases	10	4	20	9
Unwinding of discount rate	4	4	9	7
Finance lease income(1)	(1)	(1)	(1)	(1)
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(24)	—	22	3
Foreign exchange (gains) losses and other	(8)	(3)	53	(6)
Net finance costs(1)	72	78	281	157

(1)	Excludes operational finance lease income from lessor lease arrangements which is included in revenue as this income is generated from physical assets in the normal course of operations.

Pembina Pipeline Corporation Second Quarter 2020 52

12. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended June 30, 2020	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	492	215	561	—	1,268
Inter-division revenue	36	75	—	(111)	—
Total revenue(3)	528	290	561	(111)	1,268
Operating expenses	107	86	—	(39)	154
Cost of goods sold, including product purchases	—	2	565	(75)	492
Realized gain on commodity-related derivative financial instruments	—	—	(36)	—	(36)
Share of profit (loss) from equity accounted investees	57	14	(6)	—	65
Depreciation and amortization included in operations	102	51	12	2	167
Unrealized loss on commodity-related derivative financial instruments	—	2	99	—	101
Gross profit	376	163	(85)	1	455
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	1	4	7	38	50
Other expense (income)	3	1	—	(24)	(20)
Reportable segment results from operating activities	372	158	(92)	(22)	416
Net finance costs	9	6	(12)	69	72
Reportable segment earnings (loss) before tax	363	152	(80)	(91)	344
Capital expenditures	129	62	10	10	211
Contributions to equity accounted investees	—	—	2	—	2

3 Months Ended June 30, 2019	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	409	189	1,210	—	1,808
Inter-division revenue	34	86	—	(120)	—
Total revenue(3)	443	275	1,210	(120)	1,808
Operating expenses	92	82	—	(40)	134
Cost of goods sold, including product purchases	—	1	1,129	(80)	1,050
Realized gain on commodity-related derivative financial instruments	—	—	(1)	—	(1)
Share of profit from equity accounted investees	67	12	18	—	97
Depreciation and amortization included in operations	58	37	15	(2)	108
Unrealized gain on commodity-related derivative financial instruments	—	—	(15)	—	(15)
Gross profit	360	167	100	2	629
Depreciation included in general and administrative	—	—	—	13	13
Other general and administrative	7	4	6	46	63
Other expense (income)	1	—	2	(2)	1
Reportable segment results from operating activities	352	163	92	(55)	552
Net finance costs	3	1	4	70	78
Reportable segment earnings (loss) before tax	349	162	88	(125)	474
Capital expenditures	234	148	47	5	434
Contributions to equity accounted investees	—	—	28	—	28

(1)	Pipelines transportation revenue includes $49 million (2019: $10 million) associated with U.S. pipeline revenue.

(2)	Marketing & New Ventures includes revenue of $15 million (2019: $95 million) associated with U.S. midstream sales.

(3)	During both periods, one customer accounted for 10 percent or more of total revenues, with $164 million (2019: $207 million) reported throughout all segments.

53 Pembina Pipeline Corporation Second Quarter 2020

6 Months Ended June 30	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	1,020	435	1,484	—	2,939
Inter-division revenue	71	159	—	(230)	—
Total revenue(3)	1,091	594	1,484	(230)	2,939
Operating expenses	233	182	—	(82)	333
Cost of goods sold, including product purchases	—	4	1,448	(154)	1,298
Realized gain on commodity-related derivative financial instruments	—	—	(53)	—	(53)
Share of profit from equity accounted investees	115	30	3	—	148
Depreciation and amortization included in operations	201	104	25	4	334
Unrealized gain on commodity-related derivative financial instruments	—	(3)	(5)	—	(8)
Gross profit	772	337	72	2	1,183
Depreciation included in general and administrative	—	—	—	19	19
Other general and administrative	10	5	15	71	101
Other expense (income)	3	1	12	(19)	(3)
Reportable segment results from operating activities	759	331	45	(69)	1,066
Net finance costs	16	13	9	243	281
Reportable segment earnings (loss) before tax	743	318	36	(312)	785
Capital expenditures	457	198	25	14	694
Contributions to equity accounted investees	—	41	155	—	196

6 Months Ended June 30, 2019	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	793	377	2,606	—	3,776
Inter-division revenue	66	169	—	(235)	—
Total revenue(3)	859	546	2,606	(235)	3,776
Operating expenses	190	167	—	(83)	274
Cost of goods sold, including product purchases	—	2	2,394	(152)	2,244
Realized gain on commodity-related derivative financial instruments	—	—	(20)	—	(20)
Share of profit from equity accounted investees	146	24	23	—	193
Depreciation and amortization included in operations	115	76	32	1	224
Unrealized loss on commodity-related derivative financial instruments	—	—	30	—	30
Gross profit	700	325	193	(1)	1,217
Depreciation included in general and administrative	—	—	—	22	22
Other general and administrative	17	9	19	83	128
Other expense (income)	2	—	3	(1)	4
Reportable segment results from operating activities	681	316	171	(105)	1,063
Net finance costs	5	3	1	148	157
Reportable segment earnings (loss) before tax	676	313	170	(253)	906
Capital expenditures	426	260	102	7	795
Contributions to equity accounted investees	—	26	92	—	118

(1)	Pipelines transportation revenue includes $108 million (2019: $22 million) associated with U.S. pipeline revenue.

(2)	Marketing & New Ventures includes revenue of $65 million (2019: $158 million) associated with U.S. midstream sales.

(3)	During both periods, one customer accounted for 10 percent or more of total revenues, with $301 million (2019: $438 million) reported throughout all segments.

Pembina Pipeline Corporation Second Quarter 2020 54

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2018	348	—	(31)	317
Other comprehensive loss before hedging activities	(161)	—	—	(161)
Balance at June 30, 2019	187	—	(31)	156

Balance at December 31, 2019	134	—	(36)	98
Other comprehensive gain before hedging activities	253	—	14	267
Other comprehensive gain (loss) resulting from hedging activities(1)	11	(1)	—	10
Tax impact	(1)	—	—	(1)
Balance at June 30, 2020	397	(1)	(22)	374

(1)
Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve)(Note 14).

(2)	Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
14. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management
Hedge of Net Investment in Foreign Operations
On May 7, 2020, Pembina designated the U.S. $250 million non-revolving term loan it entered into as a hedge of the Company's net investment in selected U.S. functional currency foreign operations. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. Foreign exchange gains and losses on the designated debt are recognized in the currency translation reserve in accumulated other comprehensive income (refer to Note 13).
Interest Rate Risk - Cash Flow Hedge
On May 8, 2020, Pembina designated financial derivative contracts that fix the interest rate on U.S. $250 million of variable rate debt as cash flow hedging instruments. The designated cash flow hedge has been assessed as having no ineffectiveness as the critical terms are aligned. Unrealized gains (losses) on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized gains (losses) being reclassified to net finance costs (refer to Note 13).

55 Pembina Pipeline Corporation Second Quarter 2020

Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, advances to related parties and trade payables and other have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy. A financial guarantee included in other liabilities has a carrying amount that approximates fair value at the reporting date due to the nature of the underlying development project and is classified in Level 3 of the fair value hierarchy.

	June 30, 2020				December 31, 2019
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(3)	76	—	76	—	48	—	48	—
Financial liabilities carried at fair value
Derivative financial instruments(3)	29	—	29	—	9	—	9	—
Financial liabilities carried at amortized cost
Loans and borrowings(2)	10,774	—	11,532	—	10,152	—	10,729	—

(1)	The basis for determining fair value is disclosed in Note 2.

(2)	Carrying value of current and non-current balances.

(3)
At June 30, 2020 all derivative financial instruments are carried at fair value through earnings, except for $1 million in interest rate derivative financial liabilities that have been designated as cash flow hedges (December 31, 2019: $nil)

15. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina had the following contractual obligations outstanding at June 30, 2020:

Contractual Obligations	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Leases(1)	1,111	132	229	177	573
Loans and borrowings(2)	16,362	931	2,633	2,412	10,386
Construction commitments(3)	1,568	416	284	291	577
Other(4)	599	103	152	83	261
Total contractual obligations	19,640	1,582	3,298	2,963	11,797

(1)	Includes terminals, rail, office space, land and vehicle leases.

(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(3)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.

(4)	Includes $38 million in commitments related to leases that have not yet commenced.
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 35 and 175 mbpd of NGL each year up to and including 2029. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 80 megawatts per day each year up to and including 2044.

Pembina Pipeline Corporation Second Quarter 2020 56

Commitments to Equity Accounted Investees
Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met. Following CKPC's decision to defer investment in the PDH/PP Facility, Pembina has deferred future contributions to CKPC.
Pembina has a contractual commitment to advance U.S. $23 million to Ruby by March 31, 2021.
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Contingencies
Pembina, its subsidiaries and its investments in equity accounted investees are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. While the outcome of such actions and proceedings cannot be predicted with certainty, management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources.
At June 30, 2020 Pembina had $94 million (December 31, 2019: $103 million) in letters of credit issued to facilitate commercial transactions with third parties and to support regulatory requirements.

57 Pembina Pipeline Corporation Second Quarter 2020

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.C and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com

Pembina Pipeline Corporation Second Quarter 2020 58